20170256

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2017

Yafit Cohn
Simpson Thacher & Bartlett LLP
yafit.cohn@stblaw.com

Re: SeaWorld Entertainment, Inc.
Incoming letter dated February 7, 2017

Dear Ms. Cohn:

This is in response to your letters dated February 7, 2017 and March 13, 2017 concerning the shareholder proposal submitted to SeaWorld by People for the Ethical Treatment of Animals. We also have received letters from the proponent dated February 15, 2017 and March 17, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jared Goodman
PETA Foundation
jaredg@petaf.org

March 30, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SeaWorld Entertainment, Inc.
Incoming letter dated February 7, 2017

The proposal urges the board to retire the current resident orcas to seaside sanctuaries and replace the captive-orca exhibits with innovative virtual and augmented reality or other types of non-animal experiences.

There appears to be some basis for your view that SeaWorld may exclude the proposal under rule 14a-8(i)(7), as relating to SeaWorld's ordinary business operations. In our view, the proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Accordingly, we will not recommend enforcement action to the Commission if SeaWorld omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which SeaWorld relies.

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS
FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

March 17, 2017

Via e-mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
shareholderproposals@sec.gov

Re: SeaWorld Entertainment, Inc., 2017 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

On behalf of People for the Ethical Treatment of Animals (PETA), I submit this response to SeaWorld Entertainment, Inc.'s ("SeaWorld") March 13, 2017, letter regarding its no-action request ("Reply"), to address the issues SeaWorld raises specifically in its Reply in an attempt to prevent shareholders from voting on the Proposal.

I. SeaWorld's Discussion of Seaside Sanctuaries Makes Clear that The Proposal is Not Inherently Misleading and May Not Be Excluded Pursuant to Rule 14a-8(i)(3)

SeaWorld now argues that the term "seaside sanctuaries" is misleading because PETA has also referred to them as "coastal sanctuaries" and "ocean sanctuaries" elsewhere (Reply at 2), yet notably, the Company does not even attempt to argue that these synonymous terms have disparate meanings. A proposal that references "firearms" does not become vague because the proponent refers to them as "guns" in a letter to the editor, nor is a proposal regarding "animal testing" ambiguous because the proponent discusses "animal experimentation" or "animal research" on its website.

On the contrary, SeaWorld itself used these and other terms synonymously when it discussed seaside sanctuaries with its shareholders at length at its last annual meeting, in response to a question submitted by actor Gillian Anderson on PETA's behalf. Specifically, Ms. Anderson asked, "When will SeaWorld retire the orcas to protected sea sanctuaries and reinvent the park with attractions glorifying the ocean, rather than traumatizing its most intelligent inhabitants?" SeaWorld responded to this question directly without any reference to it being "vague" or there being "significant ambiguity," and the Company referred to the sanctuaries as "sea pens" and, dismissively, as "sea cages":

> We've received two questions regarding either the National Aquarium in Baltimore moving their—decision to move their dolphins to sea pens by 2020, but we also had a question from our friends at PETA on the issue about relocating whales to sea pens, so I think I'll address both of these together, because to me they're a little bit linked…. Now, in response to the question from PETA and relocating our

> whales to sea pens, we knew that when this announcement came out that some would use it as an opportunity to encourage us to do the same with our orcas, but our view has not changed on this topic and I just want to give a little bit more flavor to it for our shareholders. We feel that moving them from one captive environment—our whales —to another captive environment . . . just doesn't make sense to us. . . . Could this possibly be done? Could it be done to move whales to sea cages? Yeah, it could technically possibly be done. But is it the safest thing for our animals? We do not believe it is. And is it the best use of valuable resources that could help animals in the wild to protect their habitat? We definitely don't think so. . . ."

In fact, SeaWorld's CEO Joel Manby dedicated more than four minutes of the 24-minute meeting—*more than 17.5%*—responding to this and another question regarding transferring the orcas to sanctuaries. *See* SeaWorld Entertainment, Investor Relations, 2016 Annual Meeting of Stockholders, http://www.seaworldinvestors.com/events-and-presentations/event-details/2016/2016-Annual-Meeting-of-Stockholders/default.aspx.

SeaWorld cannot, on the one hand, discuss this issue at length with shareholders, and on the other, claim that neither the shareholders nor SeaWorld will understand it. In fact, SeaWorld's position that the Proposal is so vague as to violate Rule 14a-9's prohibition on materially false or misleading statements necessitates the conclusion that the Company itself made "inherently misleading" statements to shareholders at its 2016 annual meeting.

Additionally, SeaWorld's continued insistence that PETA did not specify whether or not SeaWorld would be responsible for creating the sanctuaries, and therefore shareholders will not know whether the company would bare those costs, is irrelevant. PETA is under no obligation as a shareholder proponent to dictate whether the company work with other entities developing sanctuaries to retire the orcas, or to set forth the costs that would be necessary to implement the measure. If the company believes the cost of implementation may be prohibitive—notwithstanding its failed efforts to obtain a permit to begin $300 million dollar renovations to its tanks—it is free to state so in its opposition statement.

II. SeaWorld Presents No Evidence that Implementing The Proposal Would Cause the Company to Violate Any Law, and It May Not Be Excluded Pursuant to Rule 14a-8(i)(2).

A. SeaWorld fails to rebut that the "take" provision of the MMPA would not apply to a seaside sanctuary.

SeaWorld continues to offer completely unsupported conjecture to advance its position that the Marine Mammal Protection Act (MMPA) would apply to orcas held in human care in a protected sanctuary. SeaWorld's argument is even internally inconsistent.

SeaWorld highlights the words "wild orcas" (referring to those orcas who would be outside of the protected area swimming freely in the ocean) and "open ocean" (referring to where the orcas would be released from the sanctuary, if ever possible following their rehabilitation, and for which a permit *would* be required) from PETA's website as purported support that an orca in a sanctuary is "in the wild." Yet the Company previously acknowledged that orcas in a seaside sanctuary are held in a protected environment where they would continue to receive care, feeding, and veterinary support, and they fail to even address this crucial distinction in their reply.[1]

Instead, SeaWorld tries to hang its hat on its own distinction between "sea pens" and "sea sanctuaries." SeaWorld acknowledges that marine animals are regulated *either* under the MMPA, in the case of wild animals, or the Animal Welfare Act (AWA), which regulates captive animals used for exhibition or research purposes. (Kelley Drye Letter, at 7-8.) SeaWorld also acknowledges that the Navy's dolphin "sea pens" are regulated under the AWA, not the MMPA. (Reply at 5.) Unsurprisingly, SeaWorld does not argue any substantive distinction between those enclosures and the sanctuaries discussed in the Proposal. Both involve a protected environment in the ocean where the animals continue to receive care, feeding, and veterinary support. Both involve "wild" animals immediately outside of the protected area swimming freely in the "open ocean." And as discussed above, SeaWorld's CEO referred to seaside sanctuaries at the last annual meeting as "sea pens" several times.[2] Yet the company argues a distinction without a difference because acknowledging these facts would completely negate its own argument. SeaWorld is unable to present any evidence whatsoever that rebuts this clear demonstration of the appropriate application of these federal laws, and that the MMPA would not apply to these circumstances.

B. The AWA does not prevent orcas' transfer to seaside sanctuaries.

SeaWorld states that PETA did not rebut its assertions regarding potential AWA violations, but instead "engages in a diatribe against SeaWorld." (Reply at 6.) Yet PETA's letter specifically discusses how SeaWorld does not point to a single regulation that would be impossible to comply with if the orcas were held in seaside sanctuaries.

SeaWorld's "certificate" from its veterinarian did *not* "specif[y] how each of these regulations could not be complied with," as SeaWorld now claims (Reply at 6), but instead offers conjecture from a non-legal expert as to the application of federal regulations based on potential facts. Dr. Dold does not allege to be an expert in facility design and has stated no experience whatsoever with construction or maintenance of natural seawater enclosures. As PETA noted in its opposition to the no-action request, "Notwithstanding that orcas and other dolphins have previously been released to seaside sanctuaries or sea pens and ultimately to the wild, SeaWorld offers nothing but speculation as to whether it would or would not be able to satisfy the regulations even if they did apply." Moreover, the "diatribe against SeaWorld" that the Company refers to was no diatribe at all, but specific and detailed discussion of the fact that, unlike the unsupported speculation offered by Dr. Dold, *at SeaWorld* orcas have demonstrably been subject to the very conditions it thinks might be harmful in the wild.

Relatedly, SeaWorld asserts that because the supporting statement notes that the sanctuary "could, indeed, be open to the public," PETA's statement now that it would not necessarily require an exhibitor's license is contradictory and simply an excuse to attempt to "sustain the lawfulness of any such retirement." (Reply at 6.) However, as is abundantly clear on its face, the Proposal does *not require* that any such sanctuary be open to the public. In support of this logical leap, SeaWorld cites

[1] SeaWorld's statement that there is anything inconsistent between PETA's position in its Endangered Species Act (ESA) litigation and in this matter simply demonstrates its unfamiliarity with the laws at issue. The ESA's legislative history states that the "take" provision is to be broadly construed, and it is well-established that the law applies to captive endangered animals, whereas the MMPA shares no such breadth and conduct that amounts to a "take" is statutorily limited to wild marine mammals.

[2] SeaWorld falsely states that "according to . . . the Proponent," "'sea sanctuaries' . . . are *not* 'sea pens.'" (Reply at 5.) SeaWorld does not cite to any PETA statement to this end because none exists.

to The Whale Sanctuary Project's statement that the seaside sanctuaries that organization is constructing will be open to the public. Whether a third-party's sanctuary is open to the public quite obviously has no bearing on whether any sanctuary developed or funded by SeaWorld would similarly entail public exhibition.

SeaWorld has still presented no evidence that the Proposal would, if implemented, cause the company to violate the MMPA, AWA, or any other any state, federal, or foreign law.

III. The Need for A Permit Does Not Support Exclusion Pursuant to Rule 14a-8(i)(6)

SeaWorld continues to conclusively state that the fact that a permit would be required to implement the Proposal makes it excludable under Rule 14a-8(i)(6), but fails to even attempt to respond to the fact that Staff decisions clearly demonstrate that the need for a permit does not alone make the proposal excludable. (PETA Opp'n at 5-6.)

IV. The Proposal Involves a Significant Social Policy Issue and Cannot Be Excluded Under Rule 14a-8(i)(7).

SeaWorld continues to allege that the Proposal may be excluded under the ordinary business exception on the ground that it is too "complex" and therefore stockholders are not in a position "to make an informed judgment." (Reply at 8.) In support of this argument, SeaWorld improperly invokes the *Revlon* decision related to cosmetics testing on animals to argue that its proposal is more complex, and therefore relates to "the company's ordinary business operations" and the Staff's decision in that case is inapplicable. Yet the Staff did not reach its decision in *Revlon* on the ground that the proposal was not complex or did not deal with ordinary business operations. Rather, the Staff found that notwithstanding the company's argument that the proposal dealt with "ordinary business matters that are fundamental to management's running of [Revlon] on a day-to-day basis and involve complex business judgments that stockholders are not in a position to make," it "focuse[d] on the significant policy issue of the humane treatment of animals" and was therefore appropriate for a shareholder vote. So too here.

Accordingly, even assuming that the Proposal relates to ordinary business matters, it unquestionably involves a significant social policy issue and cannot be excluded on the basis of Rule 14a-8(i)(7). SeaWorld alleges that the Proposal does not focus on a significant social policy issue because it also references replacing the orca exhibits with non-animal experiences, and because transferring the orcas to sanctuary "does not promote the humane treatment of animals." (Reply at 8).

First, PETA did not "overlook[] in its letter" that the Proposal references replacing the orca exhibits, but did not discuss it because it clearly is not the "focus" of the Proposal—the relevant inquiry. *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998). The Proposal itself is sharply focused on removing the orcas from captivity at SeaWorld. SeaWorld's own no-action request, which includes approximately one combined paragraph of discussion regarding alternatives to orca exhibits in its more than 30 pages of argument, demonstrates the Company's recognition of this fact.

Second, SeaWorld's position that the proposal does not relate to the significant social policy issue of the humane treatment of animals because the company's own employees state that moving them would potentially be injurious is simply untenable, particularly in light of widespread independent expert support for such a transfer. The very purpose of this exception to the ordinary business exclusion is to allow someone other than the fox to guard the henhouse. As noted in PETA's initial letter, "SeaWorld's captive orca displays have become the subject of intense public debate, and also of state legislation, proposed federal legislation, and other regulatory efforts," including specifically retirement to seaside sanctuaries.

Third, SeaWorld acknowledges that "a determination to transfer orcas raised in a zoological setting to open waters" would be a "momentous decision." (Reply at 8.) The U.S. Court of Appeals for the Third Circuit recently held that a such decision is not subject to exclusion under Rule 14a-8(i)(7). *Trinity Wall St. v. Wal-Mart Stores, Inc.*, 792 F.3d 323, 349–50 (3d Cir.), *cert. dismissed*, 136 S. Ct. 499 (2015) (distinguishing the sale of a product by a retailer who sells thousands of products and a manufacturer's "very narrow product focus"). "A policy matter relating to a product is far more likely to transcend a company's ordinary business operations when the product is that of a manufacturer with a narrow line. Here the staff often will decline a no-action request." *Id.* (citing *Phillip Morris Companies, Inc.* (Feb. 22, 1990) (denying no-action relief where proposal requested that the board to amend the charter to provide that it "shall not conduct any business in tobacco or tobacco products.")).

Finally, SeaWorld now asserts—without ever alleging that the Proposal has been substantially implemented—that it has addressed any social policy issue by ending its orca breeding program. Yet, as SeaWorld touts on its website, "SeaWorld visitors will have the opportunity to see killer whales at SeaWorld for years to come" and an orca calf, who could live for decades, is due next month. *See* SeaWorld, *Takara is Pregnant!* (Mar. 7, 2017), https://seaworldcares.com/2017/03/Takara-is-Pregnant/. The Company's plans to continue to hold orcas in captivity for the next several decades fails entirely to implement the Proposal's essential request to end captivity at its parks immediately and transfer the orcas it currently holds to seaside sanctuaries. SeaWorld's end to breeding does absolutely nothing for the welfare of the 28 orcas it holds in the United States and abroad, nor has that announcement reversed the company's precipitous declines in revenue and attendance following the release of the documentary *Blackfish* in 2013.

V. Conclusion

We respectfully request that the Staff decline to issue no-action relief to SeaWorld and inform the company that it may not omit the Proposal from its proxy materials. Thank you.

Very truly yours,

Jared Goodman
Director of Animal Law
JaredG@petaf.org
(323) 210-2266

cc: Yafit Cohn, Simpson Thatcher & Bartlett LLP

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E-MAIL ADDRESS
yafit.cohn@stblaw.com

VIA E-MAIL

March 13, 2017

Re: SeaWorld Entertainment, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are writing on behalf of SeaWorld Entertainment, Inc. ("SeaWorld" or the "Company") in response to the February 15, 2017 letter of People for the Ethical Treatment of Animals (the "Proponent") regarding SeaWorld's no-action request letter of February 7, 2017 ("No-Action Request"). In its No-Action Request, SeaWorld respectfully requested that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against SeaWorld if SeaWorld omits the Proponent's shareholder proposal and supporting statement (collectively, the "Proposal") from the proxy statement and form of proxy to be distributed by the Company in connection with its 2017 Annual Meeting of Stockholders (collectively, the "Proxy Materials").

The Proponent's letter is replete with inflammatory accusations and allegations that are not only inaccurate mischaracterizations but entirely irrelevant to the Staff's Rule 14a-8 determination. At times, the Proponent seems to use its letter as a public relations tool, attempting to convince readers of its views regarding the Company and its business, rather than advancing coherent legal arguments to the Staff regarding the matter at hand – i.e., whether the Proposal would be appropriate for a shareholder vote under Rule 14a-8.

Focusing on the legal issues, it is evident that the Proponent has not demonstrated that its flawed Proposal must be included in the Company's Proxy Materials.

A. The Proposal is Excludable under Rule 14a-8(i)(3) Because It Is Vague and Indefinite and Thus Inherently Misleading

First, the Proposal fails to indicate what is meant by the key term "seaside sanctuaries," rendering the Proposal excludable under Rule 14a-8(i)(3). Though the Proponent asserts that a proposal "does not need to define key terms or provide every intimate detail of the implementation of the request," in this instance, the Proposal is so vague with regard to a term crucial to its request that neither the shareholders voting on the Proposal nor the Company implementing the Proposal (if it passes) would be able to determine with any reasonable certainty what measures the Proposal requires. Unlike the proposals at issue in the various no-action denials cited by the Proponent in support of its claim, the Proposal is fundamentally vague and indefinite with regard to the term at the very crux of the Proposal – the term whose meaning is absolutely critical to understanding, even at the most basic level, what the Proposal requests of the Company.

The need for a definitive understanding of what the Proponent means by "seaside sanctuaries" is all the more important in this instance, as the Proponent itself uses different terms in its public statements to describe where it wants the Company to release its orcas. As recently as February 23, 2017, the Proponent's president and co-founder, Ingrid Newkirk, used the term "coastal sanctuaries" in an op-ed she authored in the L.A. Times, describing what she believes SeaWorld should do.[1] The Proponent has also used the term "ocean sanctuaries" in the same context.[2] The fact that even the Proponent cannot use a specific identifying term with consistency highlights the significant ambiguity of the term "seaside sanctuaries." Neither the Company nor its shareholders should have to guess as to that phrase's precise meaning.

Additionally, in contrast to the plain English phrases found not to be vague by the Staff, the term "seaside sanctuary" is not commonly understood and is not found in any dictionary or financial text. Moreover, as noted in the Company's No-Action Request, the term "seaside sanctuary" does not exist in any federal or state laws or regulations, nor have there ever been – in the past or present – any "seaside sanctuaries" that shareholders or the Company can consult. It is curious that, for all the Proponent's claims that the Company understands the term, as will shareholders, the Proponent does not define "seaside

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[1] *See* Ingrid Newkirk, "SeaWorld was right to stop breeding orcas, but it should go further" (L.A. Times op-ed, Feb. 23, 2017), *available at* http://www.latimes.com/opinion/op-ed/la-oe-newkirk-seaworld-orca-breeding-20170223-story.html.

[2] *See* website of SeaWorld of Hurt, "UPDATE: Urge SeaWorld to Send Orcas to Sea Sanctuaries and Stop the Use of All Animals!," *available at* https://secure.peta.org/site/Advocacy?cmd=display&page=UserAction&id=2945.

sanctuaries" anywhere in its letter. At best, the Proponent indicates that "the National Aquarium has set forth a detailed definition and criteria for such a sanctuary," but such definition is neither articulated nor even incorporated by reference in the Proposal and is thus unavailing to shareholders, who would have no way to know that the Proponent has adopted the National Aquarium's definition of this ambiguous term.

Equally as important – due to the glaring fact that no "seaside sanctuaries" exist – is that the Proposal does not signal whether the Proponent is requesting that SeaWorld construct the proposed "seaside sanctuaries" or whether the Proponent expects some unidentified third party to do so. This ambiguity with regard to a pivotal aspect of the Proposal's request – which is conspicuously unaddressed even in the Proponent's response to the No-Action Request – renders it impossible for the Company and its shareholders to understand, with any reasonable certainty, what measures the Proposal requests of the Company and what implementation of the Proposal would entail. Notably, shareholders voting on the Proposal would not know whether the significant costs associated with obtaining the regulatory approvals for, building and maintaining the yet-to-exist, experimental "seaside sanctuaries" would be borne by the Company. Given these ambiguities, the Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(3).

B. The Proposal Is Excludable under Rule 14a-8(i)(2) Because, If Implemented, It Would Cause the Company to Violate Federal Law

As explained in further detail in the legal opinion of Kelley Drye & Warren LLP (the "Legal Opinion"), attached to the No-Action Request as Exhibit B, the Proposal, if implemented, would cause SeaWorld to violate the law, regardless of the meaning of the term "seaside sanctuaries."

The Proponent contends that "[t]he Company clearly knows, and shareholders will know, what actions or measures the proposal requires." That is allegedly because SeaWorld's explanations regarding "the problems with implementing the Proposal's request . . . completely belie the Company's argument that it does not understand what measures the Proposal seeks to implement." To the contrary, the illegalities and "problems" surrounding the Proposal, as explained in the Legal Opinion, are rooted in and premised on the inherent vagueness of the Proposal and the Proponent's failure to explain or define what it means by the phrase "seaside sanctuaries."[3]

[3] *See* Legal Opinion at 2 ("[T]he phrase 'seaside sanctuaries' is not a term of art, does not have a widely understood meaning, does not exist in any federal or state laws or regulations and is not the subject of any case law. . . . [W]e are unaware of the existence of any actual 'seaside sanctuary' and PETA's Proposal says nothing about where in [the] sea they are or may be located. . . . PETA's Proposal is unclear as to

Notwithstanding this uncertainty and material deficiency in the Proposal, Kelley Drye properly assumed that the phrase "*sea*side sanctuaries" connotes that any such sanctuaries would be located in the "*sea*" – which, by its very nature, is located in natural waters of the wild.[4] Kelley Drye's understanding is further supported by The Whale Sanctuary Project, endorsed by the Proponent, which makes it clear that "seaside sanctuaries" ultimately would be built in natural waters of the wild located in "*coves, bays and inlets . . .*"[5]

Moreover, a website operated by the Proponent itself explicitly states: "Seaside sanctuaries offer more space in which to swim and dive, more novel and dynamic natural elements, the possibility of communicating with *wild orcas*, the opportunity to learn how to hunt and solve problems, and the freedom to choose what they want to do and when and where they want to do it. Sanctuaries also offer some orcas the potential for release into the *open ocean*."[6] It is obvious that "wild" orcas are found in the "wild" – the same place where SeaWorld's orcas, who would be "communicating" with them, would be located. And the "open ocean" certainly is in the wild. Indeed, as noted above, the Proponent specifically has used the phrase "ocean sanctuaries" to characterize where it wishes the orcas should be "released."[7]

For these *fact-based* reasons, as well as others set forth in the Legal Opinion, Kelley Drye opined that the "retirement" of orcas to "seaside sanctuaries" would be an unlawful "release" and "take" in the absence of the requisite scientific research permit that would needed to be obtained under the Marine Mammal Protection Act ("MMPA") – the federal

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whether PETA is demanding that SeaWorld build and operate 'seaside sanctuaries' or . . . PETA or some other third party [will]").

[4] *Id.*

[5] *Id.* (emphasis in original) (citation omitted).

[6] Website of SeaWorld of Hurt, Campaign Updates (May 11, 2016), *available at* http://www.seaworldofhurt.com/sea-sanctuaries-sure-thing-get-program-seaworld (emphasis added).

[7] *See* website of SeaWorld of Hurt, "UPDATE: Urge SeaWorld to Send Orcas to Sea Sanctuaries and Stop the Use of All Animals!," *available at* https://secure.peta.org/site/Advocacy?cmd=display&page=UserAction&id=2945 ("Now SeaWorld must open its tanks and *release* these . . . animals to *ocean sanctuaries* . . .") (emphasis added).

statute that governs marine mammals in the wild.[8] Accordingly, the Proponent's assertion that Kelley Drye's analysis is "irrelevant" and "false" is contrary to the facts and law: "Retirement" of orcas to "seaside sanctuaries" – as best understood by the plain meaning of the word "sea" in that phrase – is an unlawful "take" in the wild under the MMPA. For the Proponent to argue otherwise is hypocritical and untenable in light of the definition it has ascribed to "take" in its pending appeal in the Eleventh Circuit.[9]

The Proponent nonetheless persists and argues that "surely, SeaWorld is well aware that the care of dolphins held in coastal pens – as opposed to on land in man-made tanks – by the Navy just minutes away from its San Diego facility is governed by the [Animal Welfare Act ("AWA")] [and not the MMPA]. Because they are captive, not wild."

It is well-known that the dolphins held by the Navy are found in "coastal *sea pens*." For example, one scientific paper, attached hereto as Exhibit A, indicates, in its opening sentence: "Bottlenose dolphins Tursiops truncatus are kept in coastal *sea pens* and trained by Navy personnel . . ." (emphasis added). The abstract at the beginning of the article equates "coastal sea pens" with "sea pens." Yet, as discussed in the No-Action Request, whatever "sea sanctuaries" are, they are *not* "sea pens" according to The Whale Sanctuary Project or the Proponent.[10] Therefore, any comparison between Navy "sea pens" for dolphins and "seaside sanctuaries" for orcas is off-base, no matter which law governs the former.[11]

Kelley Drye recognized that the Proponent might argue, as it has now, that the AWA – and not the MMPA – governs the construction and use of "seaside sanctuaries."[12] But even if the Proponent were correct, retiring the orcas to "seaside sanctuaries," as the Legal

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[8] As Kelley Drye noted in its Legal Opinion, NMFS' regulations and its past practice require a permit for a "release" of a marine mammal. *See* Legal Opinion at 3-4. And as noted in footnote 7 above, the Proponent is actually calling for the "release" of SeaWorld's orcas into "ocean sanctuaries."

[9] *See generally* Legal Opinion at 5.

[10] *See* website of The Whale Sanctuary Project, Frequently Asked Questions, *available at* http://www.whalesanctuaryproject.org/frequently-asked-questions/.

[11] Similarly, the comparison the Proponent makes to the National Aquarium's Dolphin Sanctuary project is inapposite. Such a sanctuary does not yet exist, and this experiment in the release of marine mammals deals with dolphins, not orcas.

[12] *See* Legal Opinion at 7-8.

Opinion explained, would still require adherence to various AWA regulations, none of which the Proposal discusses – let alone that the Proponent can show would not be violated. The Proponent's latest letter does nothing to undermine Kelley Drye's conclusion.

Kelley Drye cited no less than five regulations that would apply in the event that regulators treated "seaside sanctuaries" as falling under the AWA.[13] In his certificate, attached as Exhibit B to the Legal Opinion, SeaWorld's Chief Zoological Officer, Dr. Christopher Dold, specified how each of these regulations could not be complied with and why, in his expert opinion, release of the orcas to "seaside sanctuaries" – whatever they precisely may be – could gravely threaten their lives. The Proponent's letter conspicuously fails to address Dr. Dold's certificate, nor does it even attempt to rebut any of his assertions. Instead, the Proponent engages in a diatribe against SeaWorld, making allegations regarding its care of its orcas that not only are baseless mischaracterizations but completely irrelevant to the issue of whether retirement of orcas to "seaside sanctuaries" can be lawfully achieved under the MMPA or the AWA.

Because the Proponent cannot sustain the lawfulness of any such retirement, it suggests that not only would the MMPA be inapplicable to its request but that the AWA would, as well. Thus, the Proponent asserts that "the AWA applies only to the use of animals for exhibition or research – if the orcas are transferred to sanctuary for continued lifelong care and that facility is not open for public exhibition, the AWA does not apply." This argument, however, contradicts the Proposal itself: In the supporting statement accompanying its proposal, the Proponent indicates specifically that the "seaside sanctuaries" "could, indeed, be open to the public." The Proponent's argument similarly contradicts The Whale Sanctuary Project's vision of "seaside sanctuaries" which, in response to the question on its website – "Will seaside sanctuaries be open to the public?" – states: "Yes, people will be able to visit them at regularly scheduled times."[14] Thus, the "seaside sanctuaries" envisioned by the Proponent and The Whale Sanctuary Project would require an exhibitors' AWA license, and SeaWorld would be barred from transporting its orcas to any such facilities that had no license.[15]

Whatever "seaside sanctuaries" are or may be, they fundamentally are unlawful under the MMPA and/or under the AWA in the absence of the Proponent's ability to comply

[13] *See* Legal Opinion at 8-9.

[14] *See* website of The Whale Sanctuary Project, Frequently Asked Questions, *available at* http://www.whalesanctuaryproject.org/frequently-asked-questions/.

[15] *See* Legal Opinion at 7.

with the permitting requirements of the MMPA and/or the AWA regulations, which neither the Proponent nor anyone else can assure.

C. The Proposal Is Excludable under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

As explained above and in the No-Action Request, it is completely unclear whether the Proponent expects that a third party will build the so-called "seaside sanctuaries" or would like the Company to do so. Either way, however, the Company lacks the power or authority to implement the Proposal under Rule 14a-8(i)(6). Assuming the Proponent anticipates that a third party will construct the "seaside sanctuaries" (as may be inferred by looking at the website of The Whale Sanctuary Project, to which a website operated by the Proponent links), it is evident that SeaWorld would be unable to "retire" its orcas to "seaside sanctuaries," as requested by the Proposal, absent intervening actions by independent third parties. SeaWorld has no control over any third party to compel it to take the actions necessary to build safe, functional and legally compliant "seaside sanctuaries," including, among other things, applying for the requisite permits and regulatory approvals from the government. Thus, assuming the Proponent anticipates that another party would construct the "seaside sanctuaries," it is clear that the Company would not have the power to implement the Proposal, should it receive majority shareholder support.

Moreover, whether the Proposal envisions that a third party will construct the "seaside sanctuaries" or is read as a request that SeaWorld build them, the Company has no control over the various government agencies that would need to issue permits and regulatory approvals for the "seaside sanctuaries" to be built and for any marine mammals to be transported thereto. The Proponent seeks to minimize this point by referring to "the need for a permit or regulatory approval for one aspect of the implementation of a proposal." The reality is, however, that assorted permits and approvals would need to be obtained from different regulatory bodies, as specified in the No-Action Request and the attached Legal Opinion, and not for merely "one aspect" of the Proposal's implementation but to even construct the "seaside sanctuaries" that are at the heart of the Proposal's request.

For these reasons, the Proposal is excludable pursuant to Rule 14a-8(i)(6), regardless of which party is expected to construct the "seaside sanctuaries" referenced in the Proposal.

D. The Proposal Is Excludable under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations

As discussed in greater detail in the Company's No-Action Request, the Proposal directly relates to the Company's ordinary business operations and does not raise a significant social policy issue. In its letter, the Proponent first appears to make light of a decision to transport all the orcas in SeaWorld's care to "seaside sanctuaries"; it claims that the Proposal "urges the board to make a single decision regarding SeaWorld's operations that are well-documented to result in poor animal welfare," which it deems "not a complex matter." As explained in the No-Action Request, however, decisions regarding the care of the Company's animals – which are fundamental to the Company's business – are multi-faceted and complex and are made in consultation with SeaWorld's biologists, zoologists, veterinarians and other animal care experts. A momentous decision such as a determination to transfer orcas raised in a zoological setting to open waters certainly requires expert analysis and consideration. In fact, in this instance, SeaWorld's animal care experts have already determined that moving the Company's orcas to the sea would likely be harmful to them and may endanger their lives. The Proposal is therefore manifestly distinguishable from Revlon's decision to eliminate animal testing, which the Proponent references; unlike a decision to transfer marine mammals raised in a zoological environment to open waters, a decision to stop testing products on animals cannot possibly be injurious to the animals at issue.

The decision requested in the Proposal is thus complex, and shareholders are simply not in a position to weigh the risks and benefits to the animals that would be impacted thereby or generally to make an informed judgment regarding what is in the best interest of the orcas. Accordingly, the Proposal is not appropriate for a shareholder vote under Rule 14a-8(i)(7).

This conclusion should not be impacted by any reference to a "significant social policy issue." As the Proponent overlooks in its letter, the Proposal contains a distinct request that the Company provide its guests with "innovative virtual and augmented reality or other types of *non-animal* experiences" (emphasis added). By its own terms, this request does not relate to the humane treatment of animals. Even the Proposal's request that SeaWorld move the orcas in its care to "seaside sanctuaries" does not promote the humane treatment of animals. In fact, the very opposite is true. As noted above and as discussed in further detail in the No-Action Letter and its exhibits, the Company's zoologists and other animal care experts have determined that the release of the Company's orcas to "seaside sanctuaries" will likely be detrimental to these mammals' welfare and could gravely threaten their lives. A proposal cannot raise any "significant social policy issue" of animal welfare or the humane treatment of animals if it seeks actions that will be equally – or more – injurious to animals.

Moreover, to the extent the Proposal is viewed, as maintained by the Proponent in its letter, as raising a "significant social policy issue" of not holding orcas in human care, the Company has already addressed that issue directly in response to changing public perceptions by deciding to exit its orca business in the *only* humane way possible – by immediately ending the breeding of its orcas. Accordingly, the Proposal does not raise any "significant social policy issue" that has not already been addressed completely and humanely by the Company. The Proposal is thus excludable from the Proxy Materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, as well as in the Company's No-Action Request and its exhibits, the Company respectfully requests the Staff's concurrence that the Proposal may be excluded from the Proxy Materials.

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

Finally, if you have any questions regarding this request, or need any additional information, please do not hesitate to contact the undersigned at (212) 455-3815 or Yafit.Cohn@stblaw.com.

Sincerely,

Yafit Cohn

Yafit Cohn

Enclosures

cc: G. Anthony Taylor, SeaWorld Entertainment, Inc.
Carlos Clark, SeaWorld Entertainment, Inc.
Igor Fert, Simpson Thacher & Bartlett LLP
Sara Britt, PETA Corporate Affairs
Jared S. Goodman, PETA Foundation

Exhibit A

Vol. 4: 1–8, 1988 | DISEASES OF AQUATIC ORGANISMS Dis. aquat. Org. | Published March 31

Vibrio damsela from wounds in bottlenose dolphins *Tursiops truncatus*

R. S. Fujioka[1], S. B. Greco[1], M. B. Cates[2], J. P. Schroeder[3]

[1] Water Resources Research Center and Department of Microbiology, University of Hawaii, Honolulu, Hawaii 96822, USA
[2] Academy of Health Sciences, Fort Sam Houston, Texas 77225, USA
[3] Naval Ocean Systems Center Hawaii Laboratory, Kailua, Hawaii 96734, USA

ABSTRACT: Some of the bottlenose dolphins kept in coastal sea pens in Hawaii developed slow-healing wounds and were treated with trimethoprim/sulfadiazine. Vibrio bacteria recovered from healthy skin and wounds of dolphins as well as the sea pen water were identified using the 54 test system of West & Colwell. The popular 26 test API-20 E system was of limited value in identifying many vibrios recovered from environmental sources. Predominant vibrios recovered from sea pen water and from healthy dolphin skin were *Vibrio alginolyticus* and *V. marinus*, respectively. These vibrios remained sensitive to trimethoprim and sulfadiazine. The predominant vibrio recovered from dolphin wounds was *V. damsela* which developed resistance to the 2 antimicrobial agents used to treat the dolphins. This resistance was taken as additional evidence that *V. damsela* was multiplying at the wound site. *V. damsela* is a known pathogen of fish and humans and is believed to be the primary bacterium causing wound infections in dolphins.

INTRODUCTION

Bottlenose dolphins *Tursiops truncatus* are kept in coastal sea pens and trained by Navy personnel at the Naval Ocean Systems Center (NOSC) in Kaneohe Bay, Hawaii. The health of these marine mammals must be maintained to ensure their high level of performance. These dolphins occasionally acquire external wounds which normally heal within 7 d (Bruce-Allen & Geraci 1985). However, some dolphins experience slow-healing (> 14 d) wounds that clinically appear to be due to bacterial infections. Researchers in the field of marine mammal care such as Geraci (1981), Howard et al. (1983) and Simpson & Cornell (1983) have reported that infectious diseases constitute the greatest hazard to the health of captive marine mammals. Despite this, the etiological agents responsible for causing wound infections in marine mammals have not been identified.

We reasoned that the most likely etiological agent of dolphin wound infections would be vibrio bacteria since several vibrio species had been documented as infecting and causing diseases in poikilothermic animals including fish (Elston et al. 1981), oysters (Di Salvo et al. 1978), crustaceans (Lightner 1977), and eels (Tison et al. 1982), as well as in mammals exposed to seawater (Rubin & Tilton 1975, Blake et al. 1980). Moreover, vibrios are important marine bacteria and their concentrations are known to be highest in coastal waters, the natural environment of dolphins at NOSC. One result is that recovery of vibrio bacteria from body surfaces of dolphins may only indicate the presence of residual seawater. On the other hand, bacteria establishing an infection adhere specifically to the cells where they multiply (Mertz et al. 1987). Thus, careful sampling techniques and identification methods must be used to determine the pathogenic potential and site specificity of vibrios recovered from skin sites of dolphins. Commercially prepared bacterial identification kits such as the API-20 E systems are usually used to identify enterobacteria. These identification kits are useful when human clinical samples are analysed but have limited value when samples known to contain many environmental species of vibrio are analysed.

This article highlights the necessity of using expanded biochemical identification methods to identify vibrio bacteria carefully recovered from the unbroken (normal), and broken (wounded) skin of dolphins as well as from coastal pen water. Using this approach, we have identified a vibrio bacteria specifically associated with the wound infections of dolphins

0177-5103/88/0004/0001/$ 03.00

as *Vibrio damsela*. This vibrio, a known pathogen of fish and warm blooded animals, is believed to be responsible for wound infections in dolphins.

MATERIALS AND METHODS

Sampling sites and sampling methods. Marine mammal sea pens at the Naval Ocean Systems Center, Hawaii Laboratory, were the locations for this study. Bottlenose dolphins *Tursiops truncatus* kept in these pens, especially 3 individuals with slow-healing skin lesions, clinically diagnosed as bacterial infections, were studied. These 3 dolphins were initially treated with 30 mg kg^{-1} daily of Tribrissen (trimethoprim/sulfadiazine; Burroughs Wellcome Co., Kansas City, Missouri, USA) incorporated into their fish feed. To recover vibrio bacteria from pen waters, grab samples of waters were collected in sterile plastic bottles. To recover vibrios adhered to and established on healthy skin or in the skin wounds of dolphins, the skin sites were initially washed free of environmental water by scrubbing with betadine and alcohol. After drying, they were scraped with sterile cotton swabs to recover the skin-associated bacteria adhered to healthy or wounded skin. These swabs were immediately placed into Amies Transport Medium (Schroeder et al. 1985). All samples were transported to the laboratory in an iced chest and processed within 6 h of collection.

Analysis of samples. Thiosulfate-citrate-bile-salt (TCBS) agar medium (Difco Co., Detroit, Michigan, USA) was the selective medium used to recover vibrio bacteria from all samples. Water samples were processed using the membrane filtration method, while skin swabs were streaked directly onto TCBS agar. Target vibrio colonies on TCBS were either green (sucrose negative) or yellow (sucrose positive). These presumptive vibrio colonies were streaked for isolation on trypticase soy agar supplemented with 2 % marine salts and subsequently characterized by selective biochemical tests. All diluents and biochemical tests were conducted using 2 % marine salts (MacDonell et al. 1982). The API-20 E identification system (Analytab Products, Plainview, New York, USA), which relies on 26 tests, was used to initially characterize these presumptive vibrio isolates. During the initial phases of our study (1984), the API-20 E identification system was limited to speciating only 6 human pathogenic vibrios which were published in the API Analytical Profile Index manual. Since 1985, 3 additional human pathogenic vibrio species have been given API identification code numbers. Recognizing the limitation of the API-20 E system for identifying *Vibrio* spp. recovered from environmental sources, a more extensive identification system proposed by West & Colwell (1984), which relies on 54 tests to identify 20 species of vibrio, was used in this study.

Antibiotic susceptibility assay. The antibiotic susceptibility pattern or 'antibiogram' (Eickhoff & Ehret 1980) of the vibrios recovered in this study was determined using the single disk diffusion method of Bauer et al. (1966). Mueller-Hinton agar supplemented with 2 % marine agar salts was used. Antibiotic disks were obtained from BBL (Cockeysville, Maryland, USA) and used to determine vibrio susceptibility: sulfadiazine (1 µg), trimethoprim (5 µg), trimethoprim (1 µg)/sulfamethoxazole (24 µg), cefamandole (30 µg), cefoxitin (30 µg), cephalothin (30 µg), penicillin G (10 units), ampicillin (10 µg), carbenicillin (100 µg), amikacin (30 µg), gentamicin (10 µg), kanamycin (30 µg), neomycin (30 µg) streptomycin (10 µg), erythromycin (15 µg), tetracycline (30 µg), chloramphenicol (30 µg). Vibriostatic agent 0/129 (2,4-diamino-6,7-diisopropylpteridine) was obtained from BDA Chemicals (Poole, England) from which 10 and 150 µg disks were prepared. The diameters of the inhibition zones surrounding each disk were measured to the nearest mm after 18 h of incubation at 37 °C. Bacterial isolates were characterized as resistant (R), sensitive (S) or intermediate (I) according to the specifications for each disk provided by the manufacturer.

RESULTS

Pre- and post-treatment of dolphins

Before treating the dolphins, bacteria from skin lesions were recovered on TCBS agar, and biochemically characterized using only the API-20 E system. Most of the isolates could not be identified to species, but based on the growth characteristics of these bacteria on TCBS agar and their biochemical characterization, they were tentatively identified as *Vibrio* sp. (Table 1). These isolates were also determined to be sensitive to sulfadiazine and the dolphins were treated with Tribrissen (trimethoprim/sulfadiazine) for 10 to 96 d. The 3 dolphins selected for this study (Table 1) were observed to have slow-healing wounds on the flipper (Tt 018 M), fluke (Tt 583 M), and melon (Tt 659 F). Tribrissen treatment resulted in curing one dolphin and in a marked improvement in the other two (Table 1).

Identification of vibrios from coastal pen water

A total of 33 water samples from 3 dolphin pens were initially enumerated on TCBS agar. The average concentration of presumptive vibrio bacteria in these water

Table 1. Culture and sensitivity of bacteria recovered from skin lesions of 3 dolphins before treatment and response to antibiotic treatment

Dolphin ID no.	Untreated skin lesions		Bacteria recovered from lesions		Tribrissen treatment* (total days)	Results
	Type	Location	Genus	Reaction to sulfadiazine		
Tt 018M	Ulcer	Flipper	*Vibrio*	Sensitive	96	Cured
Tt 583M	Ulcer	Fluke	*Vibrio*	Sensitive	21	Improved
Tt 659F	Abscess (lanced)	Melon	*Vibrio*	Sensitive	10	Improved

* Tribrissen (trimethoprim/sulfadiazine), 30 mg kg^{-1} daily *per os*

samples was 594 vibrios $100ml^{-1}$. Greater than 80 % of the presumptive vibrio colonies on TCBS agar was yellow (sucrose positive), round and mucoid in appearance, while the remaining presumptive vibrio colonies were green (sucrose negative). Eight presumptive vibrio colonies (5 yellow, 3 green) recovered from sea pen water were selected for biochemical characterization using the API-20 E system and the West & Colwell scheme. Four of the yellow colonies were identified as *Vibrio alginolyticus* by both the API-20 E and the West & Colwell scheme. A typical biochemical profile of one of these isolates is summarized in Table 2. The fifth yellow colony, which could not be identified by the API-20 E system, was identified as *V. marinus* by the West & Colwell scheme. The 3 green colonies were also unidentifiable by the API-20 E system but were identified as *V. vulnificus*, *V. nigripulchritudo*, and *V. splendidus* II by the West & Colwell scheme.

The antibiograms (antibiotic susceptibility patterns) of the 8 identified vibrio isolates from pen water are summarized in Table 3. All 8 vibrio isolates were sensitive to sulfadiazine, chloramphenicol, and the trimethoprim/sulfamethoxyzole mixture, while 6 were sensitive to vibriostatic agent 0/129. The 8 vibrio isolates were resistant to penicillin; 7 were resistant to ampicillin, while 6 were resistant to cephalothin, carbenicillin, and streptomycin.

Identification of vibrios from healthy skin

The predominant vibrios recovered from 8 healthy (unbroken) skin sites from 4 different dolphins were isolated and biochemically characterized. Using the West & Colwell scheme, 7 of the 8 isolates were identified as *Vibrio marinus*, while the 8th isolate was identified as a *V. pelagius* II. In comparison, the API-20 E system was not able to identify 6 of the 8 isolates and identified 2 of the isolates as *V. alginolyticus* (Table 2).

The antibiograms of the 8 identified vibrios are summarized in Table 4. All 8 isolates were sensitive to vibriostatic agent 0/129 and chloramphenicol, 7 were sensitive to sulfadiazine and the mixture of trimethoprim/sulfamethoxazole, while 6 were sensitive to cefamandole and tetracycline. All 8 isolates were resistant to penicillin and 5 were resistant to ampicillin and carbenicillin. Three were resistant to trimethoprim.

Identification of vibrios from wounds

The predominant vibrios recovered from 8 wound samples on 3 dolphins were isolated and biochemically characterized. None of these 8 isolates could be identified to species by the API-20 E system. Using the West & Colwell scheme, 2 were identified as *V. marinus*, and 1 isolate each as *V. harveyi* and *V. gazogenes*.

The 4 remaining isolates were biochemically similar and could not be identified to species using the West & Colwell scheme. These 4 unidentifiable isolates were recovered from the wounds of 2 dolphins (Tt 018 M, Tt 583 M) on 4 different occasions and were never recovered from the pen water or the healthy skin of dolphins. The typical biochemical profiles (Table 2) of these 4 wound-associated vibrios were then compared with the biochemical profiles of vibrio species not included in the West & Colwell scheme and found to match up with those of *Vibrio damsela* (Love et al. 1981, Morris et al. 1982, Grimes et al. 1984, Farmer et al. 1985). Characteristics of our isolates which matched up with those of *V. damsela* included positive reactions for urease, arginine dihydrolase, oxidase, glucose, nitrate reductase, and Voges-Proskauer, and negative reactions for indole, orinithine decarboxylase, citrate, lactose, mannitol, arabinose, and hydrogen sulfide. In addition, our isolates required sodium chloride for growth, grew at 37 but not 42 °C and were sensitive to vibriostatic agent 0/129. One difference was the lysine decarboxylase reaction for *V. damsela* which was reported to be a variable characteristic for *V. damsela* by Morris et al. (1982) and by Farmer et al. (1985) but to be negative by Love et al. (1981) and by Grimes et al. (1984). In support of our conclusion that the 4 wound isolates were *V. damsela*, the API-20 E system has

Table 2. Biochemical identification of the predominant vibrio recovered from pen water, unbroken skin and wounds of dolphins

Test	Seawater isolate	Unbroken skin isolates		Wound isolate
Colony color on TCBS	Yellow	Yellow	Green	Green
API-20E Profile No.	4146124	4046124	4000004	6015004
API-20E identification	*V alginolyticus*	*V. alginolyticus*	Unidentifiable	*V. damsela*
Cytochrome oxidase	+	+	+	+
Nitrate reduction	+	+	+	+
Hydrogen sulfide	−	−	−	−
Swarming	+	−	−	−
Motility	+	+	+	+
0/129 sensitivity 10 µg	−	+	−	+
150 µg	+	+	+	+
Luminescence	−	−	−	−
Arginine dihydrolase	−	−	−	+
Lysine decarboxylase	+	+	+	+
Ornithine decarboxylase	+	−	−	−
Growth at 37/42 °C	+/−	+/−	+/−	+/−
Growth at % NaCl 0	−	−	−	−
3	+	+	+	+
6	+	+	+	−
8	+	−	−	−
10	+	−	−	−
Voges-Proskauer	−	−	−	+
Gas from glucose	−	−	−	−
Fermentation of:				
glucose	+	+	+	+
mannitol	+	+	+	−
sorbitol	−	−	−	−
rhamnose	−	−	−	−
melibiose	−	−	−	−
amygdalin	−	−	−	−
lactose	−	−	−	−
L-arabinose	−	−	−	−
m-inositol	−	−	−	−
D-mannose	+	+	+	+
sucrose	+	+	−	−
Enzyme production:				
ONPG	−	−	−	−
TDA	−	−	−	−
urease	−	−	−	+
indole	+	+	−	−
alginase	−	+	+	−
amylase	+	+	+	+
chitinase	+	+	−	−
gelatin agar/gelatinase	+/+	+/+	−/+	−/−
lipase	+	+	+	+
Sole carbon source:				
citrate	−	−	−	−
gamma-aminobutyrate	+	−	−	−
cellobiose	+	−	−	−
L-citrulline	+	+	−	−
ethanol	+	+	−	−
D-gluconate	+	+	+	−
L-leucine	+	+	−	+
sucrose	+	+	−	−
D-xylose	−	−	−	−
Identification by West & Colwell scheme:	*V. alginolyticus*	*V marinus*	*V. marinus*	Unidentifiable

Table 3. Antibiotic susceptibility patterns of vibrio bacteria recovered from seawater pens of dolphins. R: resistant; I: intermediate sensitivity; S: sensitive

Antibiotic	Disk potency (µg/units)	Predominant vibrio recovered from sample numbers: 1	2	3	4	5	6	7	8
A. Sulfonamides/trimethoprim									
1. Sulfadiazine	1	S	S	S	S	S	S	S	S
2. Trimethoprim	5	S	I	I	R	I	S	S	S
3. Trimethoprim/ sulfamethoxazole	1 24	S	S	S	S	S	S	S	S
B. Cephalosporins									
4. Cefamandole	30	S	S	R	R	I	I	S	S
5. Cefoxitin	30	S	S	S	R	R	R	S	S
6. Cephalothin	30	R	S	R	R	R	R	I	R
C. Penicillins									
7. Penicillin G	10	R	R	R	R	R	R	R	R
8. Ampicillin	10	R	S	R	R	R	R	R	R
9. Carbenicillin	100	R	S	R	R	R	R	I	R
D. Aminoglycosides									
10. Amikacin	30	I	I	S	R	R	R	I	R
11. Gentamicin	10	S	S	S	I	R	R	S	R
12. Kanamycin	30	R	I	I	R	R	R	I	R
13. Neomycin	30	I	I	S	I	I	R	S	I
14. Streptomycin	10	I	R	I	R	R	R	R	R
E. Macrolides									
15. Erythromycin	15	S	S	I	I	I	I	I	S
F. Broad spectrum									
16. Tetracycline	30	S	I	I	R	R	R	S	R
17. Chloramphenicol	30	S	S	S	S	S	S	S	S
G. Vibristatic									
18. 0/129	150	S	S	S	R	S	S	S	R

Vibrio isolates: 1 = *V. vulnificus*; 2 = *V. nigripulchritudo*; 3, 4, 5, 6 = *V. alginolyticus*; 7 = *V. splendidus* II; 8 = *V. marinus*

recently added *V. damsela* to its identification bank and now identifies the API-20 E profile number of our isolate (6 015 004) as *V. damsela*.

The antibiograms of the 8 vibrios recovered from dolphin wounds are summarized in Table 5. The 8 isolates were sensitive to vibriostatic agent 0/129 and to the trimethoprim/sulfamethoxazole mixture; 7 were sensitive to gentamycin while 6 were sensitive to cefamandole, ampicillin, tetracycline, and chloramphenicol. All 8 isolates were resistant to penicillin and 6 were resistant to streptomycin. None of these 8 wound isolates were sensitive to sulfadiazine or trimethoprim, the antimicrobials used to treat the dolphins. Four were resistant to sulfadiazine, and 5 were resistant to trimethoprim. The remaining isolates were intermediate in their response to these 2 antibiotics.

DISCUSSION

Numerous species of vibrio multiply in natural marine water environments. A vibrio identification system such as the API-20 E system which utilizes 26 biochemical tests to identify only human pathogenic vibrio species has limited use in the identification of vibrios recovered from marine samples. The API-20 E system was designed to identify vibrio bacteria recovered from human clinical samples where vibrio species found in marine waters should not be present. When the API-20 E system is used to identify environmental isolates of vibrio, it tends to match up the unknown vibrio with the pathogenic vibrio in its reference bank and may incorrectly identify some closely related environmental species of vibrio as human pathogenic vibrios. A more extensive identification scheme, such as that proposed by West & Colwell (1984) utilizing 54 biochemical tests to identify human pathogenic and environmental species of vibrio, is required to identify vibrios recovered from marine samples. Using this expanded system, the predominant vibrio in the marine mammal coastal pen water was identified as *Vibrio alginolyticus*, while the predominant vibrio recovered from the healthy skin of dolphins was *V. marinus*. The predominant vibrio recovered

Table 4. Antibiotic susceptibility patterns of vibrio bacteria recovered from healthy skin of 4 dolphins. R: resistant; I: intermediate sensitivity; S: sensitive

Antibiotic	Disk potency (μg/units)	Predominant vibrio recovered from sample numbers: 1 (538M)*	2 (583M)	3 (583M)	4 (583M)	5 (596F)	6 (659F)	7 (596F)	8 (579F)
A. Sulfonamides/trimethoprim									
1 Sulfadiazine	1	S	S	S	S	S	S	S	I
2. Trimethoprim	5	R	I	R	R	S	S	I	I
3. Trimethoprim/ sulfamethoxazole	1 24	S	S	I	S	S	S	S	S
B. Cephalosporins									
4. Cefamandole	30	S	S	S	S	S	I	S	R
5. Cefoxitin	30	I	S	R	R	S	R	I	R
6. Cephalothin	30	S	S	I	R	I	R	R	R
C. Penicillins									
7. Penicillin G	10	R	R	R	R	R	R	R	R
8. Ampicillin	10	S	S	S	R	R	R	R	R
9. Carbenicillin	100	S	S	I	R	R	R	R	R
D. Aminoglycosides									
10. Amikacin	30	S	S	R	I	S	R	S	R
11. Gentamicin	10	S	S	I	S	S	I	S	I
12. Kanamycin	30	S	S	I	I	S	I	S	R
13. Neomycin	30	S	S	I	I	S	I	S	R
14. Streptomycin	10	S	I	R	I	I	R	I	R
E. Macrolides									
15. Erythromycin	15	S	I	R	R	R	I	I	R
F. Broad spectrum									
16. Tetracycline	30	S	S	S	S	S	I	S	I
17. Chloramphenicol	30	S	S	S	S	S	S	S	S
G. Vibriostatic									
18. 0/129	150	S	S	S	S	S	S	S	S

* Identification no. of dolphin Vibrio isolates: 1, 2, 3, 4, 5, 6, 8 = *V. marinus*; 7 = *V. pelagius* II

from the slow-healing wounds of dolphins could not be identified using the West & Colwell scheme, but was identified as *V. damsela* based on matching its biochemical profile to that of *V. damsela* as previously reported in the literature (Love et al. 1981, Morris et al. 1982, Grimes et al. 1984, Farmer et al. 1985).

This is the first report of *Vibrio damsela* infection of dolphins. These results support our original premise that some vibrio bacteria are pathogenic for dolphins. Buck & Spotte (1986) recently reviewed the potential of vibrio bacteria infection for marine mammals. *V. damsela* has previously been recovered from 2 humans and an animal in Hawaii (Kreger 1984) indicating their presence in the marine waters of Hawaii. The pathogenicity of *V. damsela* has been reported to be due to its production of toxins (Kreger 1984, Kothary & Kreger 1985). Kreger (1984) also reported that hemolytic strains of *V. damsela* are associated with pathogenic strains of *V. damsela*. The *V. damsela* isolated from the dolphins were hemolytic for sheep red blood cells.

The vibrios recovered and identified in this study were also characterized with regard to their antibiotic susceptibility patterns (antibiograms). Vibrios recovered from the water, as well as those from healthy skin sites and wounds of dolphin before treatment with Tribrissen (trimethoprim/sulfadiazine), were sensitive to trimethoprim and sulfadiazine. This information was essential in selecting the antimicrobial agent used to treat the dolphins. During treatment of the dolphins with Tribrissen, vibrios recovered from the wounds of the dolphins were no longer sensitive to trimethoprim and sulfadiazine. These wound-associated vibrios were determined to be resistant or had an intermediate reaction to trimethoprim and sulfadiazine. The determination that vibrio bacteria recovered from the wounds of dolphins were developing resistance to the antimicrobial used to treat the dolphins is additional evidence that these vibrios were multiplying in (infecting) the wound site. In contrast, vibrios recovered from healthy skin of dolphins or from the coastal pen waters were predominantly sensitive to trimethoprim and sulfadiazine.

Table 5. Antibiotic susceptibility patterns of vibrio bacteria recovered from wounds of 3 dolphins. R: resistant; I: intermediate sensitivity; S: sensitive

Antibiotic	Disk potency (µg/units)	Predominant vibrio recovered from sample numbers: 1 (018M)*	2 (018M)	3 (583M)	4 (583M)	5 (583M)	6 (583M)	7 (659F)	8 (659F)
A. Sulfonamides/trimethoprim									
1. Sulfadiazine	1	I	I	I	R	I	R	R	R
2. Trimethoprim	5	R	I	I	R	R	R	I	R
3. Trimethoprim/ sulfamethoxazole	1 24	S	S	S	S	S	S	S	S
B. Cephalosporins									
4. Cefamandole	30	S	S	S	S	S	S	R	R
5. Cefoxitin	30	S	R	S	S	I	I	I	R
6. Cephalothin	30	S	I	S	I	I	I	R	R
C. Penicillins									
7. Penicillin G	10	R	R	R	R	R	R	R	R
8. Ampicillin	10	S	S	S	I	S	S	R	S
9. Carbenicillin	100	S	S	S	R	I	I	I	I
D. Aminoglycosides									
10. Amikacin	30	S	I	S	R	S	R	S	R
11. Gentamicin	10	S	S	S	S	S	S	S	R
12. Kanamycin	30	I	I	R	I	I	I	I	R
13. Neomycin	30	S	S	S	I	S	I	I	R
14. Streptomycin	10	I	R	R	R	I	R	R	R
E. Macrolides									
15. Erythromycin	15	R	I	I	R	I	I	R	S
F. Broad spectrum									
16. Tetracycline	30	S	S	S	I	S	S	S	I
17. Chloramphenicol	30	S	S	S	S	S	S	I	R
G. Vibriostatic									
18. 0/129	150	S	S	S	S	S	S	S	S

* Identification no. of dolphin Vibrio isolates: 1, 2, 3, 4, = *V. damsela*; 5, 8 = *V. marinus*; 6 = *V. harveyi*; 7 = *V. gazogenes*

The results of this study support the microbiological principle that continued presence of antimicrobials will select for populations of bacterica which are resistant to the action of the antimicrobial agent. The study emphasizes the need to continually monitor the antibiotic susceptibility patterns of vibrio bacteria recovered from the wounds of treated marine mammals and demonstrates the essential role that a microbiological laboratory can play in the treatment of marine mammals.

Acknowledgements. This research was supported by the Office of Naval Research, Department of the Navy, under the Molecular Biology Program directed by Dr Eli D. Schmell (Contract No. N 00014-84-K-0381). This paper is University of Hawaii Water Resources Research Center Contribution No. 195.

LITERATURE CITED

Bauer, A. W., Kirby, W. M. M., Sherris, J. C., Turck, M. (1966). Antibiotic susceptibility testing by a standardized single disk method. Am. J. Clin. pathol. 45: 493–496

Blake, P. A., Weaver, R. E., Hollis, D. G. (1980). Diseases of humans other than cholerae caused by vibrio. Ann. Rev. Microbiol. 34: 341–367

Bruce-Allen, L. J., Geraci, J. R. (1985). Wound healing in the bottlenose dolphin *(Tursiops truncatus)*. Can. J. Fish. aquat. Sci. 42: 216–228

Buck, J. D., Spotte, S. (1986). The occurrence of potentially pathogenic vibrios in marine mammals. Marine Mammal Science 2 (4): 319–324

Di Salvo, L. H., Blecka, J., Zebal, R. (1978). *Vibrio anguillarum* and larval mortality in a California coastal shellfish hatchery. Appl. environ. Microbiol. 35: 219–221

Eickhoff, T H., Ehret, J. M. (1980). The use of antibiotics as tools in epidemiology and taxonomy. In: Lorian, V (ed.) Antibiotics in laboratory medicine. Williams & Wilkins, Baltimore, Md., p. 490–505

Elston, R., Leibovitz, L., Relyea, D., Zatila, J. (1981). Diagnosis of vibriosis in a commercial oyster hatchery epizootic: diagnostic tools and management features. Aquaculture 24: 53–62

Farmer III, J. J., Hickman-Brenner, F. W., Kelley, M. T. (1985). Vibrio. In: Lennette, E. H., Balows, A., Hausler, Jr, W J., Shadomy, H. J. (eds.) Manual of clinical microbiology, 4th edn. American Society for Microbiology, Washington, D. C., p. 282–301

Geraci, J. R. (1981). Marine mammal care, 2nd edn. University of Guelph, Ontario

Grimes, D. J., Stemmler, J., Hada, H., May, E. B., Maneval, D., Hetrick, F. M., Jones, R. T., Stoskopf, M., Colwell, R. R. (1984). *Vibrio* species associated with mortality of sharks held in captivity. Microb. Ecol. 10: 271–282

Howard, E. B., Britt, J. O., Matsumoto, G. K., Itahara, R., Nagano, C. (1983). Bacterial diseases. In: Howard, E. B. (ed.) Pathobiology of marine mammal diseases. CRC Press, Boca Raton, Fl., p. 69–118

Kothary, M. H., Kreger, A. S. (1985). Purification and characterization of an extracellular cytolysin produced by *Vibrio damsela*. Infect. Immun. 49: 25–31

Kreger, A. S. (1984). Cytolytic activity and virulence of *Vibrio damsela*. Infect. Immun. 44: 326–331

Lightner, D. V (1977). *Vibrio* disease. In: Disease diagnosis and control in North American marine aquaculture. Elsevier Scientific Publishing Co., New York, p. 19–26

Love, M., Teebken-Fisher, D., Hose, J. E., Farmer III, J. J., Fanning, G. R. (1981). *Vibrio damsela*, a marine bacterium, causes skin ulcers on the damselfish *Chromis punctipinnis*. Science 214: 1139–1140

MacDonell, M. T., Singleton, F. L., Hood, M. A. (1982). Diluent composition for use of API-20 E in characterizing marine and estuarine bacteria. Appl. environ. Microbiol. 44: 423–427

Mertz, P. A., Patti, J. M., Marcin, J. J., Marshall, D. A. (1987). Model for studying bacterial adherence to skin wounds. J. Clin. Microbiol. 25: 1601–1604

Morris, Jr, J. G., Wilson, R., Hollis, D. G., Weaver, R. E., Miller, H. G., Tacket, C. O., Hickman, F. W., Blake, P. A. (1982). Illness caused by *Vibrio damsela* and *Vibrio hollisae*. Lancet i: 1294–1297

Rubin, S. J., Tilton, R. C. (1975). Isolation of *Vibrio alginolyticus* from wound infections. J. Clin. Microbiol. 2: 556–558

Simpson, J. G., Cornell, L. H. (1983). Diseases associated with stranding and captivity. In: Howard, E. B. (ed.) Pathobiology of marine mammal diseases. CRC Press, Boca Raton, Fl., p. 26–64

Schroeder, J. P., Wallace, J. G., Cates, M. B., Greco, S. B., Moore, P. W. B. (1985). An infection by *Vibrio alginolyticus* in an atlantic bottlenose dolphin housed in an open ocean pen. J. Wildl. Dis. 21: 437–438

Tison, D. L., Nishibuchi, M., Greenwood, J. D., Seidler, R. J. (1982). *Vibrio vulnificus* Biogroup 2. new biogroup pathogenic for eels. Appl. environ. Microbiol. 44: 640–646

West, P. A., Colwell, R. R. (1984). Identification and classification of Vibrionaceae – an overview. In: Colwell, R. R. (ed.) *Vibrios in the environment*. John Wiley & Sons, New York, p. 285–363

Responsible Subject Editor: Dr M. D. Dailey; accepted for printing on November 27, 1987

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PeTA FOUNDATION

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

February 15, 2017

Via e-mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
shareholderproposals@sec.gov

Re: SeaWorld Entertainment, Inc., 2017 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) and pursuant to Rule 14a-8(k) in response to SeaWorld Entertainment, Inc.'s ("SeaWorld") request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with its view that it may properly exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by SeaWorld in connection with its 2017 annual meeting of shareholders (the "proxy materials").

As discussed in greater detail below, notwithstanding SeaWorld's speculation and red herrings to obfuscate the issues in this matter, the Proposal is clear, Rule 14a-8(i)(3); would not, if implemented, cause the Company to violate federal law, Rule 14a-8(i)(2); does not deal with "ordinary business operations" and focuses on significant social policy issues, Rule 14a-8(i)(7); and the Company has the power to implement the Proposal, Rule 14a-8(i)(6). Therefore, PETA respectfully requests that SeaWorld's request for a no-action letter be denied.

I. Background

PETA's resolution, titled "Replacing Animal Exploitation With Virtual Reality," provides:

> **RESOLVED:** That in order to combat the ongoing decline in SeaWorld's value and public image—as evidenced by a steady drop in attendance, profits, and stock value for more than three years, as well as hundreds of employee layoffs; the passing of legislation in California banning captive-orca breeding; and SeaWorld's failed attempts to counteract consumers' opposition to captivity—shareholders urge the board to retire the current resident orcas to seaside sanctuaries and replace the captive-orca exhibits with innovative virtual and augmented reality or other types of non-animal experiences.

The supporting statement then discusses growing public awareness over the physical and psychological implications of keeping orcas in captivity, its impact on the financial health of the Company, and recent decisions and legislative efforts in opposition to orca captivity, the detrimental consequences of SeaWorld's orca breeding program.

II. The Proposal May Not Be Excluded Pursuant to Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), exclusion or modification of a proposal "may be appropriate where . . . the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). While SeaWorld knows precisely what the proponent requests—as evidenced by the Company's lengthy attempts to argue against retiring the orcas at SeaWorld to seaside sanctuaries—it nonetheless asserts that the proposal may be excluded on this basis "because it fails to defined a key term": "seaside sanctuaries." (Letter from Yafit Cohn, Simpson Thacher & Bartlett LLP, to SEC Division of Corporation Finance, at 3 (February 9, 2017) ("No-Action Request").)

A proposal, however, does not need to define key terms or provide every intimate detail of the implementation of the request where shareholders and the company can understand what the proponent is requesting of the company. The agency has previously declined to issue no-action letters where terms can be broadly defined or the proponent did not further detail what actions must be taken to comply with the request. *See Chevron Corp.* (Mar. 12, 2015) (declining to issue relief under Rule 14a-8(i)(3) where the proponent did not define or describe key terms "unconventional," "high cost," and "stranded assets" in a proposal that requested the board to adopt a dividend policy "in light of the growing potential for stranded assets and decreasing profitability associated with capital expenditures on high cost, unconventional projects"); *Prudential Fin., Inc.* (Feb. 18, 2011) (declining to issue relief under Rule 14a-8(i)(3) where the proponent requested that the board reduce the threshold required by each shareholder voting requirement "impacting our company" despite the "innumerable ways that a shareholder voting requirement can 'impact' the Company"); *Cisco Sys., Inc.* (July 29, 2005) (declining to issue relief under Rule 14a-8(i)(3) where the proponent requested that the board issue "substantial shareholder dividend payments" without further defining what would be considered "substantial"); *Duke Energy Corp.* (Jan. 10, 2003) (declining to issue relief under Rule 14a-8(i)(3) where the proponent requested that the company "re-examine present policies" related to dividends without specifying further what actions the company would take to comply with the request). Rather, the question is whether a reasonable shareholder could understand the proposal sufficiently to determine the key actions and measures being sought.

PETA's proposal is readily distinguishable from the two prior decisions cited by SeaWorld. First, in *Berkshire Hathaway Inc.* (Jan. 31, 2012), Staff concurred with the company that it may exclude, under Rule 14a-8(i)(3), a proposal requesting that senior officials and the board "be required to sign-off by means of an electronic key, daily or weekly, that they have observed and approve or disapprove of figures and policies that show a high risk condition for the company, caused by those policies." Staff found the terms "electronic key" and "figures and policies" were not sufficiently explained, as "electronic key" had no ordinary meeting within the context of the proposal, and "figures and policies," without further explanation, could involve virtually any aspect of the company. In *The Boeing Co.* (Mar. 2, 2011), the Staff determined that a proposal requesting the board to "request that [senior executives] relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible," did not sufficiently explain the meaning of "executive pay rights," where there were several distinct rights that could fall within this category, including outstanding and accrued awards and benefits that had not yet been paid.

SeaWorld's attempts to argue what it believes to be the problems with implementing the Proposal's request—retiring the orcas at SeaWorld to seaside sanctuaries—completely belie the Company's argument that it does not understand what measures the Proposal seeks to implement. The Company clearly knows, and shareholders will know, what actions or measures the proposal requires.[1] Indeed, the Company has commented at length on the decision of the National Aquarium in Baltimore—which SeaWorld refers to as a "foremost zoological organization"—to retire the dolphins at its facility, including one who was born at SeaWorld, to a seaside sanctuary. *See* SeaWorld, Statement on National Aquarium Dolphin Program Announcement (June 14, 2016), https://seaworldcares.com/2016/06/Statement-on-National-Aquarium-Dolphin-Program. Furthermore, the National Aquarium has set forth a detailed definition and criteria for such a sanctuary. *See* National Aquarium, Sanctuary, https://aqua.org/sanctuary/index.html.

SeaWorld's disagreement as to whether it believes retiring the orcas to sanctuary to be a prudent decision for the health of the business or welfare of the animals is an appropriate use of its opposition statement, but does not provide a basis for exclusion under Rule 14a-8(i)(3).

III. The Proposal May Not Be Excluded Pursuant to Rule 14a-8(i)(2)

Rule 14a-8(i)(2) allows a company to exclude a shareholder proposal "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." In arguing that the proposal may be excluded on this basis, SeaWorld relies entirely on the appended opinion of Kelley Drye & Warren LLP ("Kelley Drye"), which incorrectly argues that "implementation of the Proposal would cause the Company to violate federal law—most notably, The Marine Mammal Protection Act." (No-Action Request, at 6.)

More than half of Kelly Drye's opinion is focused on an irrelevant analysis of the Marine Mammal Protection Act, based entirely on its false assumption "that regulators . . . would consider 'seaside sanctuaries' to be located 'in the wild' and thus governed by the Marine Mammal Protection Act ('MMPA') and the regulations thereunder." It provides no support for this assumption because none exists. As SeaWorld acknowledges, a seaside sanctuary is a protected environment in which the orcas would continue to receive care, feeding, and veterinary support. (No-Action Request, at 6-7.) In fact, Kelly Drye states that marine animals are regulated *either* under the MMPA, in the case of wild animals, or the Animal Welfare Act, which regulates captive animals used for exhibition or research purposes. (Kelley Drye Letter, at 7-8.) And surely, SeaWorld is well aware that the care of dolphins held in coastal pens—as opposed to on

---

[1] SeaWorld argues that the Proposal is vague because it "does not indicate whether the Proponent expects SeaWorld to continue to own and/or care for the orcas once they are moved to 'seaside sanctuaries' or whether it expects some unidentified third party to do so." (No-Action Request, at 6.) PETA does not, in any manner whatsoever, imply or suggest that SeaWorld is being asked to divest itself of ownership of the orcas or transfer ownership to another entity.

land in man-made tanks—by the Navy just minutes away from its San Diego facility is governed by the AWA. Because they are captive, not wild.

SeaWorld's list of AWA regulations that its assumed facts may not satisfy fares no better. First, the AWA applies only to the use of animals for exhibition or research—if the orcas are transferred to sanctuary for continued lifelong care and that facility is not open for public exhibition, the AWA does not apply. Second, SeaWorld does not point to a single regulation that would be impossible to comply with. Notwithstanding that orcas and other dolphins have previously been released to seaside sanctuaries or sea pens and ultimately to the wild, SeaWorld offers nothing but speculation as to whether it would or would not be able to satisfy the regulations even if they did apply.

For example, SeaWorld has not pointed to any instance where an orca or dolphin in such a setting has led to the entrance of other animals that has caused unreasonable stress or discomfort or interference with their good health, 9 C.F.R. 3.109, though orcas held at SeaWorld facilities have been injured and died as a result of incompatible confinement.

From public accounts alone, it is clear that orcas Kalina and Kayla had a history of discord between them. *See* Tim Zimmermann, *Do Orcas at Marine Parks Injure One Another?,* http://timzimmermann.com/2010/09/14/do-orcas-at-marine-parks-injure-one-another/ (Sept. 14, 2010). During one performance, Kayla raced into the pool and collided with Kalina, "causing a scuffle that went on for several seconds, water thrashing about and squeals from the orcas." *Id.* Kayla then left the pool and Kalina remained, swimming laps and refusing to listen to trainers' orders, halting the show. When Kayla returned to the pool, "Kalina would approach the gate to the opposite back pool and cower there, as if trying to get away. The gate was never opened." *Id.* When Kalina again began to obey the trainers and emerged from the water, a bleeding gash could be seen above her right eye. The trainers falsely explained to the crowd: "There are just days that they just want to play with one another and be extremely social." *Id.* Kalina died of a sudden and unexplained illness on October 4, 2010.

In 1987, an orca named Kanduke arrived at SeaWorld Orlando. Kotar, an orca already held at the park, reportedly did not get along with Kanduke and exhibited serious aggression towards him. Since SeaWorld staff continued to require these orcas to interact, the aggression culminated in Kotar biting Kanduke's penis, resulting in show cancellations and scarring. Kotar was moved to SeaWorld San Antonio the next year, where he remained until 1995 when a gate closed on his head and he died of a fractured skull and severe blood loss.

Most troubling was in 1986, when an orca named Corky was brought to SeaWorld San Diego from Marineland in California. Although it was widely reported that Kandu, the dominant female orca at SeaWorld at that time, repeatedly exerted her dominance over Corky, SeaWorld required the orcas to be housed and exhibited in the same pool. *Performing Whale Dies in Collision with Another*, NEW YORK TIMES, Aug. 23, 1989 (emphasis added). In 1987, a complaint was filed with the National Marine Fisheries Service describing aggressive behavior and a violent collision between Kandu and Corky, after which the complainant "witnessed blood boiling from a 2 1/2 to 3 foot slash along the lower abdomen" of one of the orcas. The Orca Ocean, Aggression, http://webspace.webring.com/people/sl/little_orca/OrcaAgression.html (citing Letter from John Randolph to NMFS, Aug. 24, 1989). Then, in 1989, Kandu charged Corky with an open mouth in a "*normal, socially induced act of aggression* to assert her dominance," according to a then-staff veterinarian. This occurred in a holding pool just before the orcas were to appear in a show in the main pool. Trainers then commenced with the show, where the orcas chased each other and, as it progressed, the pool became "cloudy with Kandu's blood," and blood-stained water began spouting from her blowhole. Unbeknownst to staff at the time, Kandu fractured her jaw when she exhibited aggression toward Corky, which caused fatal hemorrhaging of major arteries in her nasal passages. *Performing Whale Dies in Collision with Another*, *supra*. After the incident, SeaWorld repeated that this was "common behavior" and "the altercation was not a rare event at all." Greg Johnson, *Killer Whale Bled to Death After Breaking Jaw in Fight*, LOS ANGELES TIMES, Aug. 23, 1989.

Likewise, SeaWorld has provided no evidence of what loose objects or sharp projections may present a threat to orcas in a seaside sanctuary, 9 C.F.R. 3.107(c), but at its San Diego facility, the orca Nakai suffered a laceration so significant that "a dinner plate-sized chunk of his lower mandible [has been] sheared off, exposing underlying tissues, and bone." The flesh cut from him "was big enough and intact enough for SeaWorld to retrieve it from the bottom of the pool." SeaWorld admitted in a statement that he "was injured while swimming with two other whales during a night performance . . . when he came into contact with a portion of the pool on Sept. 20." *See* Kristina Davis, *Killer Whale Injured in Sea World Show*, UT SAN DIEGO (Sept. 27, 2012). SeaWorld has been repeatedly cited by the USDA for violations of the AWA, including for failing to maintain orca enclosures in good repair and stocking expired sutures, including those that expired a decade prior to the inspection. The Company also received an official warning for the repeated failure to adequately secure drain covers, resulting in the entirely avoidable death of a sea lion.

Indeed, further belying the Company's parade of horribles, in response to the National Aquarium's decision to retire its dolphins to sanctuary, SeaWorld wrote: "This aquarium is a foremost zoological organization, and we know that they will provide the best care for their animals."

In sum, SeaWorld has presented no evidence that the Proposal would, if implemented, cause the company to violate the MMPA, AWA, or any other any state, federal, or foreign law. Accordingly, the Proposal cannot be excluded on the basis of Rule 14a-8(i)(2).

IV. The Proposal May Not Be Excluded Pursuant to Rule 14a-8(i)(6)

Rule 14a-8(i)(6) allows a company to exclude a shareholder proposal "[i]f the company would lack the power or authority to implement the proposal." SeaWorld alleges that the proposal may be excluded on this basis because permits or regulatory approval would be required for its implementation, but fails to acknowledge that Staff has declined to issue no-action relief on several occasions where regulatory approval would be required to implement the challenged proposal.

In *Xcel Energy, Inc.* (Mar. 7, 2002), the company sought to exclude a proposal recommending that the board "develop and implement policies and practices requiring that our company obtain future power supplies from increased efficiencies and renewable resources that do not have undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples." The company sought to exclude the proposal on the ground that "its power supply is heavily regulated by the Minnesota Public Utility Commission" and it must submit biennial plans for approval, that may be approved or modified by the agency, and from which the company cannot deviate without prior authorization. The company also noted that the agency previously considered the same concerns:

> Even *if* the Proposal were included in the Company's proxy materials, *if* the shareholders approved it and *if* the board developed the policies requested in the Proposal, neither the board nor management would be able to implement such policies without obtaining further specific approval of such policies by the MPUC. The Company could not guarantee that such approval would be obtained. In fact, based on the results of the most recent hearing, it seems unlikely that the MPUC would endorse such policies if it resulted in higher prices for Minnesota consumers.

The company cited to *American Home Products Corp.* (Feb. 3, 1997), just as SeaWorld does, for the proposition that the company did not have the unilateral power to implement the proposal and "specific governmental authorization is required before the Company can act." The Staff rejected the argument and did not allow the company to omit the proposal in reliance on Rule 14a-8(i)(6). *See also Dominion Res., Inc.* (Mar. 9, 2009).

In *Wgl Holdings, Inc.* (Nov. 29, 2016), the proposal requested that "the company develop a report quantifying the financial risk that methane leaks in its natural gas infrastructure pose to the Company and its investor." The company sought to exclude the proposal on the basis of Rule 14a-8(i)(6), arguing that the company was obligated to maintain information related to investigations in confidence and could not disclose information related to the "likelihood" of "catastrophic explosions" without the consent of NTSB, and therefore, it could not voluntarily report the information publicly as the proposal required. Staff rejected this argument, finding that "the company does not lack the power or authority to implement the proposal."

These cases, and the circumstances at issue here, are easily distinguishable from *Am. Home Prod. Corp.* (Feb. 3, 1997), and *PG&E Corp.* (Feb. 25,2013), cited by SeaWorld, both of which, if adopted, would require that the company take measures inconsistent with an existing strict regulatory regime. In *Am. Home Prod. Corp.*, the proposal would require a change to existing pre-approved labeling and the use of warnings inconsistent with federal law, and in *PG&E Corp.*, the proposal would directly conflict with the state agency's metering requirements, and compliance would "effectively require PG&E Corporation to lobby for changes to the CPUC's applicable requirements."

Because the need for a permit or regulatory approval for one aspect on the implementation of a proposal does not alone provide grounds for omission pursuant to Rule 14a-8(i)(7), SeaWorld may not exclude the Proposal on this basis.

V. The Proposal May Not Be Excluded Pursuant to Rule 14a-8(i)(7)

Rule 14a-8(i)(7) provides that a company may exclude a proposal "[i]f the proposal deals with a matter relating to the company's ordinary business operations." Only "business matters that are mundane in nature and do not involve any substantial policy" considerations may be omitted under this exemption. Adoption of Amendments Relating to Proposals by Security Holders, 41 Fed. Reg. 52,994, 52,998 (1976). The Commission has explained that the policy underlying this rule rests on two central considerations. The first consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998) ("Rule 14a-8 Release"). Second, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.*

Accordingly, the Commission has stated and repeatedly found since that "proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because *the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote*." Rule 14a-8 Release (emphasis added). Pursuant to this exception, "[t]he Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" SEC, Division of Corporation Finance, Staff Legal Bulletin No. 14A, http://www.sec.gov/interps/legal/cfslb14a.htm.

PETA's Proposal does not implicate a day-to-day operation that is "mundane in nature," does not seek to "'micro-manage' the company by probing too deeply into matters of a complex nature," and indisputably involves a single important "substantial policy" consideration.

A. The Proposal does not seek to micro-manage the company.

First, SeaWorld argues that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because its "decisions regarding the attractions and exhibits it will feature at its parks are . . . central to SeaWorld's ability to run its business on a day-to-day basis" and the subject of management and board "time, energy and effort on a regular basis." (No-Action Request, at 9.) The Proposal does not, however, "prob[e] too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment."

The suffering of orcas in captivity is clearly established and well-documented, even in SeaWorld's own records. Orcas at the facility bite at the gates and concrete that confine them, breaking their teeth, and attack each other and the trainers who force them to perform tricks. The Company's veterinary records reveal that the orcas are given diazepam (the generic of valium), including as "sedation for calf management." In one instance, days after a calf was born, the mother was given diazepam because "her swimming speed and attitude toward the calf [were] not favorable," another orca was given diazepam because he was "showing some aggression" towards the calf, and a third was given diazepam because he "was breaking off from the group and attempting to breed the calf." Former trainers have also reported that the orcas are given antacid daily to treat ulcers, antipsychotics to manipulate their hormones, and more. The orcas at SeaWorld often die prematurely from stress and other captivity-related causes, including severe trauma, mosquito-borne illnesses, and chronic infections. None has come close to the maximum life span for an orca in nature.

Accordingly, the Proposal does not address any matter too complex for which shareholders can make an informed judgment. SeaWorld's statement that decisions related to the welfare and care of animals should be made by its own experts (No-Action Request at 10-12), is the same refrain that it has defaulted to after being cited by federal and state authorities for endangering the lives and safety of trainers who work in direct contact with killer whales even after the death of experienced trainer Dawn Brancheau. *See, e.g.*, Michael E. Miller, *SeaWorld Fined for Improperly Protecting Employees from Killer Whales*, Washington Post (May 1, 2015), https://www.washingtonpost.com/news/morning-mix/wp/2015/05/01/seaworld-fined-for-improperly-protecting-employees-from-killer-whales/ ("The citations issued by Cal/OSHA today . . . reflect a fundamental misunderstanding of the requirements of safely caring for killer whales in a zoological setting."); OSHA Fines SeaWorld $38,500 for Safety Violation, News4Jax (June 11, 2013), http://www.news4jax.com/news/local/osha-fines-seaworld-38500-for-safety-violation ("OSHA's enforcement activities and the new citation demonstrate the agency's continued and fundamental misunderstanding of how to properly and safely care for and work around these animals.")

The Proposal urges the board to make a single decision regarding SeaWorld's operations that are well-documented to result in poor animal welfare. Accordingly, this is not a complex matter into which shareholders seek to "prob[e] too deeply," and is one for which they can make an informed judgment.

Finally, SeaWorld argues that matter addressed by the Proposal is fundamental to the Company's day-to-day operations because it "interfer[es] with complex animal well-being decisions" and the consideration of the board and management. (No-Action Request, at 9-11.) The need address complex issues is undoubtedly common to virtually any decision made by a billion-dollar public company and to allow for companies to exclude a Proposal on that basis would virtually gut Rule 14a-8. Certainly, this matter does not include any more complex factors than the types of animal tests done on Revlon's behalf and measures that company had taken to eliminate that testing.

B. The Proposal raises a significant policy issue that transcends day-to-day business matters

It is well-established that a proposal is not excludable merely because it deals with the sale of a company's products or services where significant social policy issues are implicated—as they are here. SeaWorld's argument that the Proposal, which focuses entirely on the humane treatment of animals, does not relate to the humane treatment of animals and does not raise any significant social policy issue is unavailing.

For more than a quarter-century, the Staff has recognized that shareholder proposals may properly address business decisions regarding the sale of products where significant policy issues are at issue. *See e.g.*, *Kimberly-Clark Corp.* (Jan. 12, 1988); *Texaco, Inc.* (February 28, 1984); *American Telephone and Telegraph Company* (December 12, 1985); *Harsco Corporation* (January 4, 1993); *Firstar Corporation* (February 25, 1993). In Staff Legal Bulletin No. 14C, the Division considered proposals related to the environment and public health, which it had previously found to be significant policy considerations, and advised that "[t]o the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)." SEC, Division of Corporation Finance, Staff Legal Bulletin No. 14C. The Staff has similarly concluded that animal welfare is a significant policy consideration and proposals relating to minimizing or eliminating operations that may result in certain poor animal welfare may not be excluded on this basis.

In *Coach, Inc.*, 2010 WL 3374169 (Aug. 19, 2010), for example, PETA's resolution encouraged the company "to enact a policy that will ensure that no fur products are acquired or sold by [Coach]." In seeking to exclude the proposal, the company argued that "[t]he use of fur or other materials is an aesthetic choice that is the essence of the business of a design and fashion house such as Coach," "luxury companies must be able to make free and independent judgments of how best to meet the desires and preferences of their customers," and that the proposal "does not seek to improve the treatment of animals[, but] to use animal treatment as a pretext for ending the sale of fur products at Coach entirely." *Id.* The Staff disagreed, writing:

> In arriving at this position, we note that although the proposal relates to the acquisition and sale of fur products, it focuses on the significant policy issue of the humane treatment of animals, and it does not seek to micromanage the company to such a degree that we believe exclusion of the proposal would be appropriate. Accordingly, we do not believe that Coach may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Id.

Likewise, in *Revlon, Inc.* (Mar. 18, 2014), PETA requested that the company issue an annual report to shareholders accurately disclosing, among other things, whether the company has conducted, commissioned, paid for, or allowed tests on animals anywhere in the world for its products, the types of tests, the numbers and species of animals used, and the specific actions the company has taken to eliminate this testing. Like SeaWorld, Revlon sought to exclude the proposal because "it deals with the sale of the company's products," and argued specifically that its decisions regarding in which countries to sell its products "are ordinary business matters that are fundamental to management's running of [Revlon] on a day-to-day basis and involve complex business judgments that stockholders are not in a position to make." *Id.* The Staff disagreed and did not permit the company to exclude the proposal pursuant to Rule 14a-8(i)(7), finding that it "focuses on the significant policy issue of the humane treatment of animals." *Id.*

The no-action letters cited by SeaWorld do not dictate a different result. The Proposal involves a discrete decision of significant public import, as opposed to broadly seeking to impact day-to-day business decisions by requiring a report on "reputational and financial risks that [the company] may face as a result of negative public opinion pertaining to the treatment of animals used to produce [*any*] products it sells." *Amazon.com, Inc.* (Mar. 27, 2015). Additionally, whether a topic raises significant social policy issues necessarily evolves. For example, in Staff Legal Bulletin No. 14A, the Commission stated:

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

The other matters cited by SeaWorld involved the sale of items that the Staff has not yet concluded implicate substantial policy considerations, and while they indeed cause animal suffering, are indisputably not subject to public debate in a manner approaching the suffering of captive orcas. *Lowe's Companies, Inc.* (Mar. 18, 2010) (warning labels on glue traps); *The Home Depot, Inc.* (Mar. 12, 2010) (same); *Lowe's Companies, Inc.* (Feb. 1, 2008) (banning the sale of glue traps); *The Home Depot, Inc.* (Jan. 24, 2008) (same); *PetSmart, Inc.* (Apr. 8, 2009) (phasing out the sale of animals); *PetSmart, Inc.* (Apr. 14, 2006) (ending bird sales). Indeed, the *Coach* decision—which post-dates the no-action letters related to glue trap and animal sales—makes abundantly clear that a proposal may not be excluded where it focuses on the significant policy issue of the humane treatment of animals and addresses the sale of a product (fur) that is widely subject to public debate. The Staff has declined to issue no-action letters on this ground on many other occasions related to the humane treatment of animals. *See, e.g., Bob Evans Farms, Inc.* (June 6, 2011) (finding that a proposal to encourage the board to phase-in the use of "cage-free" eggs so that they represent at least five percent of the company's total egg usage "focuses on the significant policy issue of the humane treatment of animals and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate"); *Denny's* (March 17, 2009) (finding that a proposal requesting the board to commit to selling at least 10% cage-free eggs by volume could not be excluded in reliance on Rule 14a-8(i)(7)); *Wendy's Int'l Inc.* (Feb. 19, 2008) (finding that a proposal requesting that the board issue a report on the feasibility of committing to purchase a percentage of its eggs from cage-free hens could not be excluded in reliance on Rule 14a-8(i)(7)); *see also Kellogg Co.* (Mar. 11, 2000) (finding that a proposal requesting that the board adopt a policy of removing genetically engineered crops, organisms, or products from all products sold or manufactured "appears to raise significant policy issues that are beyond the ordinary business operations of Kellogg"). In *none* of the opinions cited by SeaWorld did the Staff find a significant social policy issue to be present but that the company could nonetheless exclude the proposal on ordinary business grounds.[2]

As noted above, a company may rely on Rule 14a-8(i)(7) to exclude a proposal only where that proposal relates to the company's ordinary business operations—those matters that are "mundane in nature and do not involve any substantial policy" considerations. Adoption of Amendments Relating to Proposals by Security Holders, 41 Fed. Reg. 52,994, 52,998 (1976). Where such proposals focus on significant social policy issues—determined, in part, by widespread public debate—they transcend day-to-day business matters and would be appropriate for a shareholder vote.

SeaWorld's captive orca displays have become the subject of intense public debate, and also of state legislation, proposed federal legislation, and other regulatory efforts:

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[2] PETA agrees that proposals relating to the sale of services are subject to Rule 14a-8(i)(7) in the same manner as those relating to the sale of goods. For example, in *Bank of America Corp.* (Feb. 24, 2010), the Staff permitted the company to exclude a proposal that related to the financial institution's "decisions to extend credit or provide other financial services to particular types of customer." Even the company in that case acknowledged its exclusion of the proposal would not be proper if the proposal: (a) called for broad polices or limits on business operations with or within countries that are deemed to be human rights violators or (b) dealt with activities in which the subject company is directly engaged. In the instant case, the Proposal urges a change in SeaWorld's own activities specifically related to a cruel practice that results in well-documented suffering.

- California Orca Protection Act: Effective September 13, 2016, the state of California banned the breeding, export, or transport of orcas, and the captivity of any orca for "display, performance, or entertainment purposes." Cal. Fish & Game Code § 4502.5. The law grandfathered in SeaWorld's existing orcas, but ensures that they will be the last held at SeaWorld's San Diego facility.

- California Coastal Commission: Prior to the passage of the California Orca Protection Act, in an October 2015 hearing related to SeaWorld's application to build new tanks in San Diego in a proposal titled, "Blue World Project," the California Coastal Commission granted SeaWorld approval to build the tanks—but only under the condition that the company ends its orca breeding program at the San Diego park. When announcing the decision, Commissioner Dayna Bochco said, "These mammals are suffering in captivity. . . . They're suffering because they don't belong in captivity." There was nationwide applause for the decision, including from *San Diego Union-Tribune* columnist Dan McSwain, who wrote, "Public opinion—and thus potential customers—are moving inexorably toward greater rights for animals and away from watching captives jump through hoops. The sooner SeaWorld accepts this market reality, the sooner one of San Diego's great tourist attractions will stop sinking." The editorial boards at *The Washington Post* and the *Los Angeles Times* also called for a ban on captive orca breeding following the Commission's ruling. SeaWorld then sued the Commission over its decision, making clear that the primary reason it was pursuing Blue World was to breed and confine more orcas.

- Orca Responsibility and Care Advancement (ORCA) Act of 2015: Introduced by U.S. Rep Adam B. Schiff, this legislation would amend the federal Animal Welfare Act to *ban* the breeding of orcas held for exhibition, and amend the Marine Mammal Protection Act to prohibit the capture and import or export of orcas for public display.

These developments reflect already-widespread public debate and opposition to SeaWorld's orca displays. Since the release of *Blackfish* in 2013, the company's attendance has tanked, top executives have been ousted, celebrities have urged fans to stay away, and hundreds of employees have been laid off—including 320 this past December. In 2014, the park lost nearly 1 million visitors, and in 2015, SeaWorld San Diego was the worst performing major theme park in the world. As public opposition to orca captivity continues to swell, SeaWorld has lost dozens of corporate partners and has been the subject of multiple shareholder and class action lawsuits. Meanwhile, support for Disney, Six Flags, and Universal Studios—which don't exhibit orcas—has grown.

It is indisputable that even if the Staff finds that the Proposal relates to SeaWorld's ordinary business operations, it focuses on a significant social policy issue—as demonstrated by widespread public debate that has had a detrimental impact on the Company's finances and legislation aimed at ensuring that orca displays come to an end—transcends day-to-day business matters, and raises policy issues so significant that it is appropriate for a shareholder vote."

VI. Conclusion

We respectfully request that the Staff decline to issue no-action relief to SeaWorld and inform the company that it may not omit the Proposal from its proxy materials.

Should you need any additional information in reaching your decision, please contact me at your earliest convenience. If you intend to issue a no-action letter to SeaWorld, we would welcome the opportunity to discuss this matter further before that response is issued.

Thank you.

Very truly yours,

Jared Goodman
Director of Animal Law
JaredG@petaf.org
(323) 210-2266

cc: Yafit Cohn, Simpson Thatcher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3815

E-MAIL ADDRESS
yafit.cohn@stblaw.com

VIA E-MAIL

February 7, 2017

Re: SeaWorld Entertainment, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are filing this letter on behalf of SeaWorld Entertainment, Inc. ("SeaWorld" or the "Company") with respect to the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2017 Annual Meeting of Stockholders (collectively, the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against SeaWorld if SeaWorld omits the Proposal in its entirety from the Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this request for no-action relief to the Staff via e-mail at shareholderproposals@sec.gov in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j), and the undersigned has included her name and telephone number both in this letter and in the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we are:

1. filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive Proxy Materials with the Commission; and

2. simultaneously providing the Proponent with a copy of this submission.

Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to the Company. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to the Company.

I. The Proposal

The shareholder proposal submitted by the Proponent reads as follows:

"Replacing Animal Exploitation With Virtual Reality

RESOLVED: That in order to combat the ongoing decline in SeaWorld's value and public image – as evidenced by a steady drop in attendance, profits, and stock value for more than three years, as well as hundreds of employee layoffs; the passing of legislation in California banning captive-orca breeding; and SeaWorld's failed attempts to counteract consumers' opposition to captivity – shareholders urge the board to retire the current resident orcas to seaside sanctuaries and replace the captive-orca exhibits with innovative virtual and augmented reality or other types of non-animal experiences."

II. Bases for Exclusion

The Company respectfully requests the Staff's concurrence that the Company may exclude the Proposal from its Proxy Materials in reliance on:

- Rule 14a-8(i)(3) because the Proposal is vague and indefinite and thus inherently misleading;
- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate federal law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

III. Analysis

A. The Proposal is Excludable under Rule 14a-8(i)(3) Because It is Vague and Indefinite and Thus Inherently Misleading

Rule 14a-8(i)(3) provides that a shareholder proposal may be excluded from the company's proxy materials "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Commission has explained that exclusion of a proposal may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer* v. *Securities and Exchange Commission*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). The Commission has recognized that ambiguity creates the risk that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (*avail.* Mar. 12, 1991).

On numerous occasions, the Staff has concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(3) due to the fact that key terms in the proposal were so vague and indefinite as to render the proposal materially misleading. *See, e.g.*, *Berkshire Hathaway Inc.* (*avail.* Jan. 31, 2012) (concurring in the exclusion of a proposal seeking to require specified company personnel "to sign-off by means of an electronic key . . . that they have observed and approve or disapprove of [certain] figures and policies," noting that the proposal "does not sufficiently explain the meaning of 'electronic key' or 'figures and policies' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *The Boeing Co.* (*Recon.*) (*avail.* Mar. 2, 2011) (permitting exclusion of a shareholder proposal under Rule 14a-8(i)(3), noting that "the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

The Proposal is fundamentally vague and indefinite because it fails to define a key term, making it impossible for the Company or its shareholders to understand what measures the Proposal seeks to implement. Specifically, the Proposal requests that the Company's board "retire the current resident orcas to seaside sanctuaries" but provides no clarity whatsoever on the intended meaning of the term "seaside sanctuaries."

"Seaside sanctuary" is not a term of art and does not have a widely understood or accepted meaning. It is also not a term that exists in any federal or state laws or regulations. Moreover, it is well-known to the Proponent that no "seaside sanctuaries" currently exist. Indeed, a website operated by the Proponent claims that "[s]ea sanctuaries are one step closer to becoming a reality with the launch of The Whale Sanctuary Project"[1] and links to the website of this organization, whose mission is to "establish a *model* seaside sanctuary" for whales and dolphins.[2] As such, the Company and its shareholders cannot glean the meaning of the term "seaside sanctuaries" by looking to a statutory definition or at least other examples or established models of such "sanctuaries."

We note that, while there have been, on occasions many years ago, "sea pens" that have enclosed several wild orcas, there have never been any "seaside sanctuaries." As indicated by The Whale Sanctuary Project, "[a] seaside sanctuary is entirely different from a 'sea cage' or even a sea pen captive facility."[3] Any knowledge of the term "sea pens," therefore, would not help the Company or its shareholders understand a key action that the Proposal requests from the Company.

In addition, there are no readily available blueprints or detailed plans for the construction of "seaside sanctuaries" that would guide the Company regarding what the Proponent might mean by this term. As noted on the website of The Whale Sanctuary Project, the Project has yet to "draw up a strategic plan for the building of the sanctuary, for the transport and continuing care of the first residents, and for the funding necessary to enable all of this."[4] Even the Proponent itself has publicly admitted that it does not yet know what such "sanctuaries" would amount to. As recently as April 2016, a spokesperson

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[1] Website of SeaWorld of Hurt, *available at* http://www.seaworldofhurt.com/sea-sanctuaries-sure-thing-get-program-seaworld/.

[2] Website of The Whale Sanctuary Project, home page, *available at* http://www.whalesanctuaryproject.org/ (emphasis added); *see also* website of The Whale Sanctuary Project, Frequently Asked Questions, *available at* http://www.whalesanctuaryproject.org/frequently-asked-questions/.

[3] Website of The Whale Sanctuary Project, Frequently Asked Questions, *available at* http://www.whalesanctuaryproject.org/frequently-asked-questions/.

[4] Website of The Whale Sanctuary Project, "About" page, *available at* http://www.whalesanctuaryproject.org/1325-2/.

of the Proponent stated: "At this point it's impossible to know [the specifics regarding a sanctuary] until the plan comes through . . ."[5]

Among the relevant details absent from the Proposal – and that appear to remain otherwise unknown – is the location for the undefined "seaside sanctuaries." The Whale Sanctuary Project, for example, is currently in the process of considering potential sites; it states on its website that it is "beginning with a survey of coves, bays and inlets on the coasts of Washington State and British Columbia on the west coast, and Maine, Newfoundland and Nova Scotia on the east coast," further noting that "[t]here are literally thousands of possible sites in these regions."[6] Without any sense of the jurisdiction in which the "seaside sanctuaries" would be located, neither the Company nor its shareholders would have any understanding of the steps that would need to be taken to construct such sanctuaries (including, most notably, the regulatory permits and approvals involved), nor would they be able to estimate with any accuracy the cost to the Company associated with implementing the Proposal.

In sum, without a detailed definition or explanation of the term "seaside sanctuaries" in the Proposal, the Company and its shareholders are left guessing as to the meaning of this term. Any equivocal ideas regarding "seaside sanctuaries" that may be described on the website of The Whale Sanctuary Project are unavailing in this regard, as the information on this website has not been incorporated into the Proposal and it is unclear whether the "seaside sanctuaries" referenced in the Proposal are similar to those envisioned by The Whale Sanctuary Project. Additionally, if "seaside sanctuaries" are different from "sea pens," as explained by The Whale Sanctuary Project, even shareholders familiar with the term "sea pens" would not have any understanding of the actions the Proposal is requesting of the Company and may even be misled to believe that the Proposal requests that the Company place its orcas into "sea pens."

In addition to its failure to define the nebulous term "seaside sanctuaries," the Proposal is vague because it does not specify whether the Proponent is requesting that SeaWorld construct the proposed "seaside sanctuaries" (which, as noted above, do not currently exist) or whether the Proponent expects some unidentified third party to do so. Similarly, while a website operated by the Proponent reflects that the Proponent would

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[5] L.A. Times, "PETA Urges SeaWorld to Send Its Animals to 'Seaside Sanctuaries'" (Apr. 28, 2016), *available at* http://www.latimes.com/business/la-fi-0428-peta-seaworld-20160427-story.html.

[6] Website of The Whale Sanctuary Project, Frequently Asked Questions, *available at* http://www.whalesanctuaryproject.org/frequently-asked-questions/.

expect animals in "seaside sanctuaries" to receive "care, feeding, and veterinary support,"[7] the Proposal does not indicate whether the Proponent expects SeaWorld to continue to own and/or care for the orcas once they are moved to "seaside sanctuaries" or whether it expects some unidentified third party to do so. The Proposal thus omits facts that are critical for the Company to understand what actions it is being asked to undertake and for the shareholders voting on the Proposal to understand what they are being asked to vote upon.

Because of the utter lack of clarity in a term central to the Proposal, as well as other ambiguities regarding the Proponent's request, neither the shareholders voting for the Proposal, nor the Company's board of directors in implementing the Proposal (if adopted), would be able to ascertain with any reasonable certainty what actions the Proposal requires. Accordingly, the Company believes that the Proposal may be omitted from its Proxy Materials pursuant to Rule 14a-8(i)(3).

B. The Proposal Is Excludable under Rule 14a-8(i)(2) Because, If Implemented, It Would Cause the Company to Violate Federal Law

Rule 14a-8(i)(2) under the Exchange Act allows a company to exclude a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. As more fully discussed in the supporting opinion of the Company's legal counsel on animal law-related and similar issues, Kelley Drye & Warren LLP, attached hereto as Exhibit B (hereinafter, the "Legal Opinion"), implementation of the Proposal would cause the Company to violate federal law – most notably, The Marine Mammal Protection Act. Accordingly, the Proposal may be excluded from the Company's Proxy Materials pursuant to Rule 14a-8(i)(2).

C. The Proposal Is Excludable under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal

Under Rule 14a-8(i)(6), a company may exclude a shareholder proposal from its proxy materials if the company lacks the power or authority to implement the proposal. In its 1998 release adopting amendments to Rule 14a-8, the Commission indicated that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." Securities and Exchange Commission, "Amendments to Rules on Shareholder Proposals," Exchange Act Release No. 40018 (May 21, 1998), at n.20.

As discussed in greater detail in the Legal Opinion, regardless of the definition of "seaside sanctuaries," the Proposal's request that SeaWorld transfer the orcas in its care to

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[7] Website of SeaWorld of Hurt, *available at* http://www.seaworldofhurt.com/about/.

"seaside sanctuaries" cannot be accommodated without the "intervening actions by independent third parties" – namely, the grant of requisite permits and approvals by various government agencies and regulatory bodies. First, as explained more fully in the Legal Opinion, under the Marine Mammal Protection Act, SeaWorld may not release its orcas to "seaside sanctuaries" unless and until the National Marine Fisheries Service, a division of the National Oceanic and Atmospheric Administration (an agency within the U.S. Department of Commerce), were to issue a scientific research permit allowing such release. Second, there are various permits and regulatory approvals that would likely need to be obtained before "seaside sanctuaries" could even be built. These include, at a minimum:

- a permit from the U.S. Army Corps of Engineers pursuant to Section 10 of the Rivers and Harbors Act, which is required before a wharf, pier or any other structure may be built in any waters of the United States;
- a permit from the Environmental Protection Agency pursuant to Section 404 of the Clean Water Act, which is required before "fill material" may be "discharged" into waters of the United States (including "materials used to create any structure or infrastructure in the waters of the United States");
- the preparation and review of an Environmental Impact Statement under the National Environmental Policy Act; and
- a National Pollutant Discharge Elimination System permit.

It is evident that the Company has no control over the grant of any of these permits or regulatory approvals – or any others that may be required for constructing "seaside sanctuaries" or transporting SeaWorld's orcas thereto. Nor does SeaWorld have any control over the Proponent or any other third party to compel them to even apply for such permits. Any regulatory permits or approvals required to implement the Proposal are within the sole control of the government.[8]

The Staff has previously concurred that a proposal whose implementation depends upon prior regulatory approval is excludable under Rule 14a-8(i)(6). In a no-action letter issued to PG&E, for example, the Staff permitted the exclusion, under Rules 14a-8(i)(2) and 14a-8(i)(6), of a shareholder proposal requesting that the company "revise its current smart meter opt out policy . . ." where the company had argued that it "may not independently

[8] To the extent the proposed "seaside sanctuaries" would be built outside the United States, there would likely be foreign government and regulatory agency approvals necessary; these permits and approvals would similarly be outside SeaWorld's control.

revise the applicable 'opt out policy' for smart meters, because the policy reflects requirements imposed by" the California Public Utilities Commission ("CPUC") and that "[w]ithout CPUC's express approval and formal regulatory orders, PG&E lacks the authority or power to implement the proposal." *PG&E Corp.* (*avail.* Feb. 25, 2013). Interestingly, the following year, the same proponent submitted a revised proposal to PG&E, this time requesting that the company "make a proposal for submission and requesting approval to the CPUC for revising the current smart meter policy . . ." *PG&E Corp.* (*avail.* Mar. 10, 2014). This further underscores that a shareholder proposal is excludable if it requires the company to take an action that is contrary to law absent government or regulatory approval. *See also American Home Products Corp.* (*avail.* Feb. 3, 1997) (concurring in the exclusion of a proposal requesting that the company include certain warnings on contraceptive products where the company could not add the warnings without first obtaining government regulatory approval).

Because the Proposal would similarly require regulatory approvals before it can be implemented, the Company lacks the authority to implement it. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(6).

D. The Proposal Is Excludable under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals dealing with matters relating to a company's "ordinary business operations." The Commission has explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018. As explained by the Commission, the term "ordinary business" in this context refers to "matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Id.*

According to the Commission, two central considerations underlie the ordinary business exclusion. First, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. *Id.* "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

As explained more fully below, each of the Proposal's requests – that the Company "retire the resident orcas to seaside sanctuaries" and install exhibits providing "non-animal experiences" – implicate both of these considerations, and thus, the Proposal is excludable as pertaining to the Company's ordinary business operations.

1. The Proposal Seeks to Micro-Manage the Company.

SeaWorld is a leading theme park, entertainment and zoological company providing its guests with experiences that matter and inspiring them to protect animals and the wild wonders of our world. The Company's decisions regarding the attractions and exhibits it will feature at its parks are, therefore, central to SeaWorld's ability to run its business on a day-to-day basis. SeaWorld's management and board invest a significant amount of time, energy and effort on a regular basis in determining which experiences to offer guests of the Company's parks that will be meaningful and inspirational, while generating an attractive return to the Company's shareholders. Discussions regarding capital projects, such as plans for new exhibits and attractions, are a regular agenda item at routine management meetings as well as the board's quarterly meetings. Additionally, the Company has a dedicated team comprised of six divisions and talent from both inside and outside the Company – the Deep Blue Creative Team – focused on assessing and planning new rides, shows, events and other attractions that will execute the Company's "mission of inspiring guests with experiences that matter."[9]

Notably, after hours of in-depth management and board discussions, SeaWorld has recently decided to phase out orca shows and immediately stop the breeding of orcas in its care.[10] The Company has been actively introducing "new, inspiring, natural orca encounters rather than theatrical shows, as part of [its] ongoing commitment to education, marine science research and the rescue of marine animals."[11] Shifting to educational presentations, SeaWorld has also announced a major lineup of new attractions, shows and events at several of its theme parks for 2017, totaling a capital investment of approximately $175 million.[12]

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[9] Attractions Magazine, "SeaWorld Parks Forms New Deep Blue Creative Team" (Nov. 5, 2016), *available at* http://attractionsmagazine.com/seaworld-parks-forms-new-deep-blue-creative-team/.

[10] SeaWorld Press Release, "SeaWorld Announces Last Generation of Orcas in its Care" (Mar. 17, 2016), *available at* http://www.prnewswire.com/news-releases/seaworld-announces-last-generation-of-orcas-in-its-care-300237582.html.

[11] *Id.*

[12] *See, e.g.*, SeaWorld Press Release, "SeaWorld Entertainment Unveils Major New Attractions for 2017" (Sept. 27, 2016), *available at*

Each of SeaWorld's decisions regarding new attractions, shows and events requires deep knowledge of the Company's business and operations – information to which the Company's shareholders do not have access. Determining which attractions, shows and events to feature requires analysis of numerous factors, including the degree to which the attraction will inspire guests and create enjoyable and memorable experiences, ability to drive increased attendance and revenue, and impact on operating efficiency, among others.

The Proponent attempts to dictate both that the Company remove its orca exhibits from its parks and that it install in their stead "innovative virtual and augmented reality or other types of non-animal experiences," without the benefit of information vital for making such a decision. Given the myriad factors that the Company's board and management consider when assessing each potential new attraction or exhibit and the complexity involved in their decisions, the Company's shareholders are not in a position to make an informed judgment regarding such issues. The Proposal also directly interferes with the Company's current business strategy, first announced in November 2015, which has been supported by the Company's shareholders and other stakeholders.[13] Accordingly, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

Notably, SeaWorld is not simply a theme park and entertainment company; it is one of the world's foremost zoological organizations, with a one-of-a-kind zoological collection representing more than 800 species of animals, and is a global leader in animal welfare, training, husbandry and veterinary care. The well-being of the animals in SeaWorld's care is a top priority for the Company. The Company's policies and all of its animal care decisions are based on a complex set of factors, including animal well-being, safety, resource availability and cost, labor efficiency, transportation, and regulatory compliance, among other factors. SeaWorld's animal care decisions necessarily involve significant input from biologists, zoologists, veterinarians and other staff with animal care expertise and constant management attention. As but one example, the Company's board formed a temporary special committee on May 31, 2015 for the primary purpose of evaluating long-

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https://seaworldparks.com/en/corporate/media/company-news/2016/seaworld-entertainment-unveils-major-new-attractions-for-2017.

[13] In November 2015, the Company communicated its roadmap to stabilize its business to drive sustainable growth. This plan encompasses five key points which include (i) providing experiences that matter; (ii) delivering distinct guest experiences that are fun and meaningful; (iii) pursuing organic and strategic revenue growth; (iv) addressing the challenges the Company faces; and (v) financial discipline. *See* the Company's Form 10-K for the fiscal year ended December 31, 2015, *available at* https://www.sec.gov/Archives/edgar/data/1564902/000156459016013463/seas-10k_20151231.htm.

range business initiatives, including a broad spectrum of enhancements, modifications and alternatives with respect to the display, husbandry and breeding practices, handling and care, and study and research of the Company's killer whales and other marine animals in light of the uncertain legal, legislative and regulatory environment and evolving public sentiment regarding such matters. It was only after ten months and as many meetings of the Special Committee (in person or by telephone), significant consultation with the Company's animal care experts and regular reports by the Special Committee to the board, that the Company announced on March 17, 2016 that the orcas currently in its care would be the last generation of orcas at SeaWorld. This decision has been supported by animal rights organizations (e.g., the Humane Society of the United States), the general and financial media and the Company's shareholders.[14]

As a zoological organization, the ability of SeaWorld to make decisions regarding the care of its animals is fundamental to the operation of its business, as well as to the well-being of the animals in its care. This includes decisions regarding the habitats of SeaWorld's animals, which must be carefully considered and designed by animal care experts. Certainly, a crucial decision such as determining to move SeaWorld's orcas to "seaside sanctuaries" would need to be made only following significant consultation with the Company's animal care experts. In fact, following significant investigation and analysis, the Company's animal care experts have already determined that a decision to move orcas raised in a zoological setting to open waters "would likely be injurious to them and has the potential to gravely threaten their lives." *See* the Legal Opinion and the certificate of Dr.

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[14] *See, e.g.*, SeaWorld and the Humane Society of the United States, "Strengthening Animal Welfare and Protecting Oceans and Marine Animals," *available at* http://origin-qps.onstreammedia.com/origin/multivu_archive/ENR/345287-Seaworld_Human-Society.pdf ("The Humane Society of the United States (HSUS) commends SeaWorld for its game-changing commitment to end breeding of orcas, a long-held goal of many animal advocacy organizations. While the orcas live out their lives at SeaWorld, HSUS also commends the company for ending its theatrical performances of orcas in favor of orca exhibits that highlight the whales' natural behaviors, and for redoubling its commitment to rescue and rehabilitation model for marine animals in crisis."); NBC News, "What's Next for SeaWorld as it Stops Breeding Killer Whales?" (Mar. 19, 2016), *available at* http://www.nbcnews.com/business/business-news/what-s-next-seaworld-it-stops-breeding-killer-whales-n541106 ("SeaWorld may have made exactly the right move to keep its business afloat with its announcement that it would no longer be breeding orcas in captivity. . . ."); Chicago Tribune, "SeaWorld to Stop Breeding Killer Whales, Making Them Perform Tricks" (Mar. 17, 2016), *available at* http://www.chicagotribune.com/news/nationworld/ct-seaworld-ends-killer-whale-breeding-20160317-story.html (reporting that "'Blackfish' director Gabriella Cowperthwaite applauded SeaWorld's decision").

Christopher Dold, SeaWorld's Chief Zoological Officer, attached thereto (the "Dold Certificate").

By attempting to impose upon the Company a specific decision with respect to the environment in which its animals should be housed, the Proposal seeks to micro-manage the Company's operations, interfering with complex animal well-being decisions upon which the Company's shareholders are not in a position to make an informed judgment. Decisions related to the welfare and care of the Company's animals, including those relating to their appropriate habitat, should be made exclusively by animal care experts who have the education, training and expertise to evaluate the risks and benefits to the animals involved; they may not be properly delegated to, and should not be micromanaged by, the Company's shareholders. For this reason too, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

2. *The Subject Matter of the Proposal is Fundamental to Management's Ability to Run the Company's Day-to-Day Business, as it Relates to the Company's Decision to Sell a Product or Service.*

As discussed above, at the core of SeaWorld's business is its delivery of personal, interactive and educational experiences that inspire guests to protect animals and the wild wonders of our world. An integral part of SeaWorld's day-to-day business is selecting and designing rides, exhibits, shows and attractions for its theme parks that achieve that mission.

The Proposal attempts to direct the Company both to eliminate a particular service it currently provides – i.e., the opportunity to view and experience orcas – and to offer other specified services – "innovative virtual and augmented reality or other types of non-animal experiences." Allowing shareholders to dictate which services the Company provides its customers, however, would inappropriately delegate to shareholders management's role in directing the day-to-day business of the Company.

The Staff has consistently taken the position that proposals seeking to dictate management's decisions regarding the selection of products or services a company offers for sale implicate the company's ordinary business operations and are thus excludable under Rule 14a-8(i)(7). *See, e.g., Amazon.com, Inc.* (*avail.* Mar. 11, 2016) (concurring in the exclusion of a shareholder proposal requesting that the company "issue a report addressing animal cruelty in the supply chain," since "the proposal relates to the products and services offered for sale by the company" and noting that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *Amazon.com, Inc.* (*avail.* Mar. 27, 2015) (permitting the exclusion of a shareholder proposal requesting the disclosure of any reputational and financial risks the company may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells and noting that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *Lowe's Companies, Inc.* (*avail.* Mar. 18, 2010) (granting no-action relief under Rule 14a-8(i)(7) with regard to a proposal encouraging the company to place warning labels on the glue traps sold in its stores, explicitly noting that "the proposal relates to the manner in which [the company] sells particular products" and that "[p]roposals concerning the sale of particular products are generally excludable under rule 14a-8(i)(7)"); *The Home Depot, Inc.* (*avail.* Mar. 12, 2010) (same); *PetSmart, Inc.* (*avail.* Apr. 8, 2009) (concurring that a proposal requesting that the board of directors "produce a report on the feasibility of [the company] phasing out its sale of live animals by 2014" may be excluded under Rule 14a-8(i)(7), as it relates to the "sale of particular goods"); *Lowe's Companies, Inc.* (*avail.* Feb. 1, 2008) (permitting the exclusion of a proposal encouraging the company end its sale of glue traps, as it relates to "the sale of a particular product"); *The Home Depot, Inc.* (*avail.* Jan. 24, 2008) (same).

The Staff has made clear that proposals relating to the sale of services are equally excludable under Rule 14a-8(i)(7) as those relating to the sale of goods. *See, e.g.*, *JPMorgan Chase & Co.* (*avail.* Mar. 7, 2013) (concurring in the exclusion of a proposal requesting that the board "adopt public policy principles for national and international reforms to prevent illicit financial flows. . ." based upon principles specified in the proposal, expressly noting that "the proposal relates to principles regarding the products and services that the company offers"); *Wells Fargo & Co.* (*avail.* Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (granting no-action relief under Rule 14a-8(i)(7) where the proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service, noting in particular that "the proposal relates to the products and services offered for sale by the company" and that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *General Electric Co.* (*avail.* Jan. 7, 2011) (permitting the exclusion of a proposal focused on the scope of the financial services offered by the company, explicitly stating that "the proposal appears to relate to the emphasis that the company places on the various products and services it offers for sale" and that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)").

Because the Proposal constrains the ability of SeaWorld's management to determine which services to provide its customers, the Proposal is similarly excludable under Rule 14a-8(i)(7).

3. The Proposal Does Not Raise a Significant Social Policy Issue.

The Commission has indicated that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . generally would not be considered to be excludable [under Rule 14a-8(i)(7)] because the proposals would transcend the day-to-day business matters." Exchange Act Release No. 40018. Despite purporting to relate to the humane treatment of animals, the Proposal does not raise any significant social policy issue and is excludable as pertaining to the Company's ordinary business operations.

Separate and apart from requesting that SeaWorld move the orcas in its care to "seaside sanctuaries," the Proposal requests that SeaWorld provide its guests with "innovative virtual and augmented reality or other types of non-animal experiences." By its terms, this request is wholly unrelated to animal welfare and cannot be read to pertain to the humane treatment of animals. To the contrary, this request purports to direct the Company to install certain "*non-animal* experiences" in its theme parks. (Emphasis added). A request to install certain exhibits or attractions in the Company's theme parks interferes with the Company's quintessential management functions, as discussed above, without implicating any social policy issue.

Even if the requests in the Proposal are read conjunctively, the Proposal does not raise a significant social policy issue. The Company is aware that the Staff has previously declined to grant no-action relief under Rule 14a-8(i)(7) in specific circumstances in which the proposal raised the issue of alleged inhumane treatment of animals. The Staff has found, for example, that a "significant social policy issue" is raised by: (i) animal testing (*see Revlon, Inc.* (*avail.* Mar. 18, 2014)); (ii) killing animals for their fur (*see Coach, Inc.* (*avail.* Aug. 19, 2010)); (iii) performing medically unnecessary surgeries on animals (*see DeVry Inc.* (*avail.* Sept. 25, 2009)); and (iv) the inhumane killing of animals (*see Wendy's International, Inc.* (*avail.* Feb. 8, 2005); *Hormel Foods Corp.* (*avail.* Nov. 10, 2005)). The Proposal, however, is clearly distinguishable from these cases. First, as mentioned above and as discussed in further detail in the Legal Opinion and the Dold Certificate, SeaWorld's zoologists and other animal care experts believe that it is one of the actions requested in the Proposal – the release of the Company's orcas to "seaside sanctuaries" – that could be detrimental to the welfare of these mammals. It defies logic for a Proposal that aims to solve for the alleged inhumane treatment of animals to propose an action that could be equally – or more – inhumane. Indeed, none of the shareholder proposals found to relate to the "significant social policy issue" of alleged inhumane treatment of animals, referenced above, requested that the company take an action that was similarly or more inhumane to animals.

Second, unlike the companies that have been unsuccessful in obtaining no-action relief, cited above, SeaWorld does not harm or kill any animals – through testing, abuse, or otherwise; to the contrary, it aims to inspire guests to care for and protect animals. The Company employs veterinarians and zoological staff members that have been caring for animals for more than five decades, and its experience in animal care, research, rescue and rehabilitation is a resource for zoos, aquariums and conservation organizations worldwide. The Company's experience and innovation in zoological matters have led to many advances in the care of species in zoological facilities and in the conservation of wild populations. Additionally, by allowing its guests to experience the animals in its care, SeaWorld aims to inspire its guests to get involved in conservation efforts. In essence, SeaWorld is a zoological and conservation organization whose product is the interactive experience with the animals themselves for the primary purpose of advancing conservation, rather than a product that is derived from animals or that necessitates animal abuse. For these reasons, a proposal requesting that SeaWorld "retire the current resident orcas to seaside sanctuaries" and add "innovative virtual and augmented reality or other types of non-animal experiences" in its parks is not only directly related to the Company's day-to-day business operations, as discussed above, but does not implicate any significant social policy issue.

Finally, even assuming that the Proposal relates to the humane treatment of animals, the Staff has determined in several instances that shareholder proposals raising the issue of alleged inhumane treatment of animals in connection with the sale of products are nonetheless excludable under Rule 14a-8(i)(7). *See, e.g., Amazon.com, Inc.* (*avail.* Mar. 11, 2016) (granting no-action relief under Rule 14a-8(i)(7) with regard to a shareholder proposal requesting that the company "issue a report addressing animal cruelty in the supply chain"); *Amazon.com, Inc.* (*avail.* Mar. 27, 2015) (permitting the exclusion of a proposal requesting that the company disclose any reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells); *Lowe's Companies, Inc.* (*avail.* Mar. 18, 2010) (permitting the exclusion of a proposal encouraging the company to place warning labels on the glue traps sold in its stores); *PetSmart, Inc.* (*avail.* Apr. 8, 2009) (permitting the exclusion of a proposal requesting a feasibility report on phasing out the sale of live animals); *The Home Depot, Inc.* (*avail.* Mar. 12, 2010) (same); *Wal-Mart Stores, Inc.* (*avail.* Mar. 24, 2008) (permitting the exclusion of a proposal requesting a report on the "viability of the UK cage-free egg policy, discussing any issues raised that would affect a similar move forward in the US; what the company is doing in the domestic market and what further steps can be taken to forward its position on this important animal welfare issue"); *Lowe's Companies, Inc.* (*avail.* Feb. 1, 2008) (permitting the exclusion of a proposal requesting that the company end the sale of glue traps in its stores); *The Home Depot, Inc.* (*avail.* Jan. 24, 2008) (same); *PetSmart, Inc.* (*avail.* Apr. 14, 2006) (permitting the exclusion of a proposal requesting that the board issue a report on whether the company will end all bird sales). As in each of the letters cited above, the Proposal directly relates to the products or services offered by the Company, as discussed in Section III.D.2. above, and is therefore excludable, even assuming that it relates to animal welfare.

Moreover, even assuming that the Proposal raises a "significant social policy issue" of not holding whales in human care, the Company, in response to consumer sentiment, has already addressed that issue fully through the only humane option available – i.e., through its decision to immediately stop breeding its orcas, such that the orcas currently in the Company's care would be the last generation of orcas at SeaWorld. Because, as explained above, SeaWorld's animal care experts have determined, upon comprehensive research and analysis, that releasing orcas that are accustomed to a zoological setting will likely be injurious or even deadly to these mammals, there is unfortunately no quicker humane route for the Company to cease its care of orcas. Thus, by deciding to stop the breeding of orcas in its care effective immediately and pursue a new direction with its attractions and exhibits, SeaWorld has addressed any purported significant social policy issue raised by the Proposal without taking an action that would likely harm or kill the orcas in its care.

Conclusion

On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials for the reasons set forth above.

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

If you have any questions regarding this request, or need any additional information, please do not hesitate to contact the undersigned at (212) 455-3815 or Yafit.Cohn@stblaw.com.

Sincerely,

Yafit Cohn

Yafit Cohn

Enclosures

cc: G. Anthony Taylor, SeaWorld Entertainment, Inc.
Carlos Clark, SeaWorld Entertainment, Inc.
Igor Fert, Simpson Thacher & Bartlett LLP
Sara Britt, PETA Corporate Affairs
Jared S. Goodman, PETA Foundation

Exhibit A

Copy of the Proposal and Accompanying Correspondence

PeTA

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

Info@peta.org
PETA.org

December 19, 2016

G. Anthony Taylor
Corporate Secretary
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

VIA UPS NEXT DAY AIR SAVER AND E-MAIL

Dear Mr. Taylor:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2017 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, RBC Wealth Management, confirming ownership of 209 shares of SeaWorld Entertainment, Inc. common stock, most of which were acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2017 shareholders meeting.

Please communicate with PETA's authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 2154 W. Sunset Blvd., Los Angeles, CA 90026, by telephone at (323) 210-2266, or by e-mail at JaredG@PetaF.org. If SeaWorld Entertainment, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise Mr. Goodman within 14 days of your receipt of this proposal.

Sincerely,

Sara Britt

Sara Britt, Corporate Liaison
PETA Corporate Affairs

Enclosures: 2017 Shareholder Resolution
RBC Wealth Management letter

Affiliates
- PETA India
- PETA Australia
- PETA Germany
- PETA Asia-Pacific
- PETA Netherlands
- PETA Foundation (U.K.)

RBC Wealth Management

25 Hanover Road
Florham Park, NJ 07932-1424

Phone: 973-822-2500
Toll Free: 800-322-3240
Fax: 973-966-0309

December 19, 2016

G. Anthony Taylor
Corporate Secretary
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

Re: Verification of Shareholder Ownership in SeaWorld Entertainment, Inc.

Dear Mr. Taylor:

This letter verifies that People for the Ethical Treatment of Animals is the beneficial owner of 209 shares of SeaWorld Entertainment, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of SeaWorld Entertainment, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (973) 410-3563.

Sincerely,

Diana Baroni

Diana Baroni
Assistant to Joshua Levine
Senior Vice President – Financial Advisor
RBC Wealth Management

Replacing Animal Exploitation With Virtual Reality

RESOLVED: That in order to combat the ongoing decline in SeaWorld's value and public image—as evidenced by a steady drop in attendance, profits, and stock value for more than three years, as well as hundreds of employee layoffs; the passing of legislation in California banning captive-orca breeding; and SeaWorld's failed attempts to counteract consumers' opposition to captivity—shareholders urge the board to retire the current resident orcas to seaside sanctuaries and replace the captive-orca exhibits with innovative virtual and augmented reality or other types of non-animal experiences.

Supporting Statement

Public awareness of the ethical issues and physical and psychological implications of keeping animals in captivity has soared in recent years. As people become increasingly outraged and disgusted by SeaWorld's confinement of highly intelligent, far-ranging, emotionally complex animals to barren concrete tanks—depriving them of a natural life and even basic physical and psychological well-being—our company has lost visitors, its stock value has plummeted, and the brand has fallen out of public favor. Public relations efforts—including ending our company's sordid orca-breeding program following the California Coastal Commission's 2015 ruling that our company could not build new orca tanks in San Diego unless it ended breeding there—have failed to change the minds of consumers, including former SeaWorld visitors who now vehemently oppose captivity.

Our company also continues to face opposition from legislators. In September, California Gov. Jerry Brown signed the Orca Protection Act, making it illegal to breed orcas and limiting their use in captivity. At the federal level, legislation was introduced that would effectively phase out the public display of captive orcas altogether. These bills reflect the public's strong opposition to orca captivity and its devastating consequences, including physical trauma and mental anguish, as evidenced by their fractured and worn-down teeth from gnawing on the steel gates and concrete walls of the tanks, their listlessness, their aggression toward trainers and other orcas, the necessity of administering anti-anxiety drugs in order to offset distress, and dozens of premature deaths from captivity-related causes, including encephalitis, a fractured skull, and the West Nile virus.

Our company must replace captive-orca displays with innovative exhibits that do not rely on cruelty. While SeaWorld has already begun to add virtual reality components to existing attractions, the only way to regain the trust of disillusioned visitors and to rebuild SeaWorld's tarnished brand is to retire the current resident orcas to seaside sanctuaries—which could, indeed, be open to the public—and replace live-orca exhibits with augmented or virtual reality displays or other attractions. These creative, innovative experiences would allow visitors to learn about marine life without contributing to animal suffering and align with our company's stated goal of being seen not as an animal entertainment company but as "an entertaining place that has a purpose and vision to help animals in the wild." We urge shareholders to support this ethically responsible resolution.

Exhibit B

The Legal Opinion

KELLEY DRYE & WARREN LLP
A LIMITED LIABILITY PARTNERSHIP

WASHINGTON HARBOUR, SUITE 400
3050 K STREET, NW
WASHINGTON, DC 20007

(202) 342-8400

NEW YORK, NY
LOS ANGELES, CA
HOUSTON, TX
AUSTIN, TX
CHICAGO, IL
PARSIPPANY, NJ
STAMFORD, CT
BRUSSELS, BELGIUM

AFFILIATE OFFICE
MUMBAI, INDIA

FACSIMILE
(202) 342-8451
www.kelleydrye.com

February 7, 2017

SeaWorld Parks and Entertainment, Inc.
9205 SouthPark Center Loop
Orlando, FL 32819

Re: Shareholder Proposal Submitted by PETA

Ladies and Gentlemen:

We have acted as legal counsel to SeaWorld Parks & Entertainment, Inc. ("SeaWorld" or the "Company") on animal law-related and similar issues, in connection with PETA's shareholder proposal ("PETA's Proposal") dated December 19, 2016 submitted to the Company for inclusion in the Company's proxy materials for the Company's 2017 annual meeting. The Company has requested an opinion on whether implementation of PETA's Proposal if adopted by the Company's shareholders would violate federal law.

I. DOCUMENTS, MATTERS EXAMINED AND ASSUMPTIONS

In connection with this opinion letter, we have examined a copy of PETA's Proposal titled "Replacing Animal Exploitation With Virtual Reality" and its supporting statement attached as Exhibit A hereto. PETA's Proposal reads as follows:

> RESOLVED: That in order to combat the ongoing decline in SeaWorld's value and public image – as evidenced by a steady drop in attendance, profits, and stock value for more than three years, as well as hundreds of employee layoffs; the passing of legislation in California banning captive-orca breeding; and SeaWorld's failed attempts to counteract consumers' opposition to captivity – shareholders urge the board to retire the current resident orcas to seaside sanctuaries and replace the captive-orca exhibits with innovative virtual and augmented reality or other types of non-animal experiences.

We have relied, without investigation, on the following assumptions: (1) copies of the original documents reviewed by us conform to the originals, (2) PETA's Proposal was properly submitted in a manner and form that complies with all applicable laws, rules and regulations, (3) PETA's Proposal, in the form submitted to us for our review, has not been and will not be altered or amended in any respect material to our opinions as expressed herein and (4) representations by Dr. Christopher Dold – the Company's Chief Zoological Officer who holds a Doctor of Veterinary Medicine ("DVM") degree, did post-doctoral veterinary work with the National Resource Council in the Navy's SPAWAR organization (Space and Naval Warfare Systems Command), and is the highest-ranking officer of the Company with zoological responsibility for the health, care and welfare of SeaWorld's orcas – as to certain factual matters including those in the Certificate attached hereto as Exhibit B (the "Dold Certificate"), that placing the Company's orcas in undefined, unknown seaside sanctuaries likely would be injurious to them and has the potential to gravely threaten their lives. In rendering this opinion letter, we have relied upon the language in PETA's Proposal, the statements and information set forth therein and the additional factual matters recited or assumed herein, including those from websites and publicly available sources that we cite to herein, all of which we assume to be true, complete and accurate in all material respects.

II. DISCUSSION

A. Legal Analysis Relating To The Marine Mammal Protection Act

PETA's Proposal urges the Company to retire the current resident orcas to "seaside sanctuaries" yet does not offer a definition of the term "seaside sanctuaries." To our knowledge, the phrase "seaside sanctuaries" is not a term of art, does not have a widely understood meaning, does not exist in any federal or state laws or regulations and is not the subject of any case law. Moreover, we are unaware of the existence of any actual "seaside sanctuary" and PETA's Proposal says nothing about where in sea they are or may be located. Finally, PETA's Proposal is unclear as to whether PETA is demanding that SeaWorld build and operate "seaside sanctuaries" or whether it expects SeaWorld to "retire" its orcas to "seaside sanctuaries" to be constructed and maintained by PETA or some other third party.

Nonetheless, although the Proposal's concept of a "seaside sanctuary" is vague, its geographic location presumably will be somewhere in the *sea, i.e.,* in natural waters outside of man-made enclosures such as those located in the Company's parks. This is evident from The Whale Sanctuary Project – to which PETA's website links[1] – which discusses an interest in establishing "seaside sanctuaries," and states[2]: "Orcas and belugas are cold-water animals, so we are beginning with a survey of *coves, bays and inlets on the coasts* of Washington State and British Columbia on the west coast, and Maine, Newfoundland and Nova Scotia on the east coast. There

[1] *See http://www.seaworldofhurt.com/sea-sanctuaries-sure-thing-get-program-seaworld/* linking to www.whalesanctuaryproject.org.

[2] *See http://www.whalesanctuaryproject.org/frequently-asked-questions/*

are literally thousands of possible sites in these regions . . ." [Emphasis added.] Indeed, natural "marine sanctuaries" – albeit not man-made "seaside sanctuaries" – safeguarded by The National Marine Sanctuaries Act, 16 U.S.C. §§ 1431, *et seq.* are located in the natural waters and "marine" environments in the sea.[3]

Because any "seaside sanctuaries" likely would be located in the natural waters of the "sea," we believe that regulators, acting reasonably and after full consideration of all relevant factors, would consider "seaside sanctuaries" to be located "in the wild" and thus governed by the Marine Mammal Protection Act ("MMPA") and the regulations thereunder. *See, e.g., People for the Ethical Treatment of Animals, Inc. v. Miami Seaquarium,* 2016 WL 7409712, at *13, n.24 (S.D. Fla. 2016) ("[t]he MMPA is directed to the protection of marine mammals in the wild . . .").

Accordingly, assuming that "seaside sanctuaries" will be deemed to be located "in the wild" and based on the additional assumptions and qualifications stated herein, it would be a violation of law for SeaWorld to release or transport its orcas to any such sanctuaries in the absence of PETA, or any third party, first obtaining acquiescence thereof from the federal government.

Specifically, SeaWorld could not release its orcas to seaside sanctuaries unless and until the National Marine Fisheries Service ("NMFS"), a division of the National Oceanic and Atmospheric Administration ("NOAA") agency within the U.S. Department of Commerce, were to issue a scientific research permit allowing such a release pursuant to the MMPA. Of course, there is no assurance that PETA or any other third parties will apply, let alone qualify, for any such permit. And, certainly there is no assurance that NMFS would issue any such permit.

The need for a scientific research permit before a captive marine mammal may be released into the wild is codified in NMFS' regulations at 50 C.F.R. 216.35(e) which states explicitly: "(e) Captive marine mammals shall not be released into the wild unless specifically authorized by the Office Director under a scientific research or enhancement permit."[4] As the following statement found on the website page of NOAA/NMFS' Office of Protected Resources explains:

> Any marine mammal release should be conducted with a MMPA scientific research permit to protect the health and welfare of marine

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[3] "Marine" is defined as "of or relating to the sea; existing in or produced by the sea." *See http://www.dictionary.com/browse/marine.*

[4] NMFS's regulation is consistent with Congressional intent. In 1994, Congress received a significant amount of pressure to make dolphins used by the Navy available for release into the wild. Congress declared its intent that any release of these captive dolphins be conducted through scientifically accepted protocols as stated in the Conference Report of H.E. 4650 (P.L. 103-335): "The conferees are informed that there are no scientifically established or accepted protocols for such releases. Moreover, documented success of previous attempts to reintroduce captive marine mammals to the wild is sparse . . . Given the potential for 'takes' under the [MMPA] or the Endangered Species Act, the conferees direct that in no case shall any release be attempted unless authorized by a scientific research permit issued by the Secretary of Commerce under the appropriate statutory authority."

> mammals. The MMPA scientific research permit is required to ensure that humane protocols be in place that maximize the release's chance of success and provide for long-term followup [sic] monitoring and emergency contingency plans in case it is necessary to rescue a released animal.

See http://www.nmfs.noaa.gov/pr/health/sugarloaf_dolphins.htm.

In the past, NOAA has found parties guilty of violating the MMPA for their release of captive dolphins into the wild without first obtaining an appropriate permit. According to a NOAA press release dated June 10, 1999, two individuals and their organization were fined nearly $60,000 for this transgression.
See generally www.publicaffairs.noaa.gov/releases99/june99/noaa99r134.html.

An MMPA permit is required is because "[t]he MMPA is directed to the protection of marine mammals in the wild and declares it unlawful for any person to 'take' a marine mammal in United States waters. *See* 16 U.S.C. § 1372(a)(2)(A)." *Miami Seaquarium,* 2016 WL 7409712, at *13, n.24. A "take" under the MMPA is defined as: "to harass, hunt, capture, or kill, or to attempt to harass, hunt, capture, or kill any marine mammal." 16 U.S.C. § 1362(13). Release of the orcas without a permit would constitute an illegal "take" as we next explain.[5]

In *Miami Seaquarium,* PETA sued the owners of Lolita, an orca on public display by a marine mammal park in Miami, alleging that her confinement constituted an illegal "take" as that term is defined under the Endangered Species Act (ESA). In the course of ruling against PETA on summary judgment, the district court defined "take" under the ESA to mean "human conduct that amounts to a seizure or is gravely threatening, or has the potential to seize or gravely threaten the life of a member of a protected species." *Id.* at *14. At the same time, the court noted that "[t]he term 'take' in the MMPA is defined with similar, albeit fewer, terms as the ESA . . . As such, 'take' within the meaning of the MMPA should be analyzed reasonably consistent with the ESA." *Id.* at *13 n.24 (citations omitted)).

Applying the *Miami Seaquarium* court's meaning of "take" here, and based in part on the representations of Dr. Dold in the Dold Certificate, it is our understanding that release of SeaWorld's orcas into the wild of a "seaside sanctuary" would likely be injurious to them and has the potential to gravely threaten the lives of the orcas, which, as marine mammals, are protected species under the MMPA.

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5 Additionally, if any "seaside sanctuary" did not meet the requirements to hold a scientific research permit, or, if pertinent, to publicly display the orcas, it Sea World would be in violation of the MMPA merely in transporting the orcas to the sanctuary. *See* page 7, and notes 6-7, *infra.*

Accordingly, without the imprimatur of an MMPA scientific research permit, release of the orcas would be a "take" and a violation of law. Because PETA's Proposal does not state that it (or anyone else) has obtained or qualifies to obtain such a permit, if SeaWorld were to retire its orcas per PETA's Proposal, it would be in violation of the MMPA.

We note that PETA has appealed the grant of summary judgment against it in the *Miami Seaquarium* case. *See* Court of Appeals [Eleventh Circuit] Docket #: 16-14814 (Civil Appeal Docketed, July 6, 2016). In particular, PETA disputes the definition of "take" as construed by the district court. *See id.*, Brief of Appellants (filed August 29, 2016) at 19-20. However, according to PETA the definition of "take" is even wider in scope and application than as understood by the court. According to PETA:

> the prohibition on "take" is expansive: it includes "every conceivable way in which a person can 'take' or attempt to 'take' any fish or wildlife," S. Rep. No. 93–307, p. 7 (1973), and, absent a permit, prohibits all manner of "harm" and "harass[ment]," whether direct or indirect, deliberate or incidental, *Sweet Home*, 515 U.S. at 704-05, 115 S. Ct. at 2416; 16 U.S.C. § 1539(a)(1)(B). These terms must therefore be construed to include any injury to a protected animal—not just "grave" injury. *See* 50 C.F.R. § 222.102 (defining "harm" to include any injury); *see also* 50 C.F.R. § 17.3 (defining "harm" similarly and "harass" to include conduct creating "likelihood of injury").

Id. at 20.

While the *Miami Seaquarium* case dealt with "take" under the ESA, it is not illogical to assume for purposes of this opinion that PETA would apply its same "expansive" definitions of "take" under the ESA to the MMPA too. *See, e.g.,* 50 C.F.R. § 216.3 which defines "take" under the MMPA to include "*the doing of any other negligent or intentional act which results in disturbing or molesting a marine mammal*; and feeding or attempting to feed a marine mammal in the wild." [Emphasis added.] If so, then PETA believes that a "take" under the MMPA includes a "harm" that creates even the low threshold of a "likelihood of injury." According to the Dold Certificate, approximately 80 percent of the Company's orcas were born in a zoological setting, which means that they have never experienced the wild at all, while the other 20 percent have been in a zoological setting for nearly their entire lives. Their release certainly results – at the very least – in a "likelihood of injury," if not a death knell, to and for them. As Dr. Dold has opined: [T]he release of the Company's orcas into undefined, unknown 'seaside sanctuaries' located in the wild would likely be injurious to them and has the potential to gravely threaten their lives." That is because, per Dr. Dold:

- Marine mammals born and/or raised in a zoological setting, such as the Company's orcas, have not been exposed to certain potentially contagious diseases and pathogens found in the ocean or in wild animal populations. The release of the Company's orcas to a "seaside sanctuary" would expose the orcas to these contagious diseases and pathogens, which could jeopardize their health and increase the likelihood of morbidity and mortality.

- Marine mammals born and/or raised in a zoological setting, such as the Company's orcas, have not been exposed to anthropogenic threats that affect oceans and sea quality, such as shipping noise, bacterial loads, industrial pollution, oil spills and contaminated fresh water runoff after rainstorms. A marine mammal kept in a "seaside sanctuary" could also swallow foreign objects such as trash and rocks, which are difficult to keep out of a "sanctuary."

- Releasing marine mammals such as the Company's orcas that were raised by humans in zoological settings has the potential to hurt both the released animals and the wild marine mammals they encounter in the "sanctuary." That could lead to disease transmission and unrestricted interaction between released animals and wild marine mammal stocks. Further, both the social behavior of the wild animals and the social integration of the released animals could be adversely affected.

- Marine mammals housed in a zoological setting for a long time (decades) that were released into the wild in the past have not survived for very long. A prominent example is the orca, Keiko, which died of pneumonia several years after its release.

As a DVM, Dr. Dold's opinion is especially relevant. Under NMFS's regulations, there is a rebuttable presumption that marine mammals that have been cared for by humans outside the wild for two or more years (such as the large majority of the Company's orcas) should remain under human care there. 50 C.F.R. § 216.27(a)(1)(iii). Even injured marine mammals that are "rehabilitated" – *i.e.,* marine mammals that originated in, but were saved from, the wild – may not be released if the "attending veterinarian determines, among other things, that: (i) The marine mammal might adversely affect marine mammals in the wild; (ii) Release of the marine mammal to the wild will not likely be successful given the physical condition and behavior of the marine mammal; or (iii) More time is needed to determine whether the release of the marine mammal to the wild will likely be successful." *Id.* (a)(1)(i)-(iii).

Here, Dr. Dold, who is overall responsible for the health and well-being of SeaWorld's orcas – which unlike "rehabilitated" marine mammals have mostly never experienced the wild *at all* – has expressed his opinion to us that release of the orcas will be detrimental to them and will not be successful. Accordingly, they could not be released under NMFS' own regulations.

It also is to be noted that some who advocate the construction of "cetacean sanctuaries" contemplate that they would be open to the public for the exhibition of the marine mammals housed there. *See, e.g., https://www.youtube.com/watch?v=t6wHrZXyrOg.* If PETA's "seaside sanctuaries" will be located within the U.S. or its territorial waters and would exhibit SeaWorld's orcas, the exhibitor at those sanctuaries would need to qualify for a permit to allow such public display before SeaWorld would be allowed to transport its orcas to the sanctuary.

Specifically, any such sanctuary entity would have to have meet three criteria, namely that it: "(i) offers a program for education or conservation purposes that is based on professionally recognized standards of the public display community; (ii) is registered or holds a license issued under 7 U.S.C. section 2131 et seq. [the Animal Welfare Act]; and (iii) maintains facilities for the public display of marine mammals that are open to the public on a regularly scheduled basis and that access to such facilities is not limited or restricted other than by charging of an admission fee." *See* 16 U.S.C. §1374(c)(2)(A)(i)-(iii). If the seaside sanctuary exhibiting the orcas did not meet those criteria, SeaWorld would be barred under the MMPA from transporting the orcas to the sanctuary. *See* 16 U.S.C. §1374 (c)(2)(B)(i)(I)[6].

Moreover, if any "seaside sanctuary" publicly displaying the orcas is to be located outside the United States, such as in the waters of British Columbia or Nova Scotia as The Whale Sanctuary Project has suggested, SeaWorld would be prohibited from exporting the orcas in the absence of the sanctuary meeting the same "comparable" criteria needed to qualify for public display within the United States. *See* 16 U.S.C. § 1374(c)(9).[7] Here, PETA's Proposal does not state whether its "seaside sanctuaries" – which have even yet to be built – fulfill any of the criteria to allow a transport and/or export of the orcas under the MMPA, thus barring SeaWorld from transporting/exporting its orcas there.

In sum, based on the aforementioned assumptions and for the foregoing reasons, we are of the opinion that the release of SeaWorld's orcas from their long-time homes at SeaWorld into undefined "seaside sanctuaries," whether built or maintained by SeaWorld, PETA or a third party – in the fashion stated in PETA's Proposal, would violate the MMPA's "take" prohibition, the statute's transport and export permitting requirements and NMFS's regulations.

B. Legal Analysis Relating To The Animal Welfare Act

It is possible that PETA will assert that releasing orcas to "seaside sanctuaries" should not be considered a release "into the wild." For the reasons stated above, it is our assumption that

6 SeaWorld also would be forbidden from transporting the orcas to any "seaside sanctuary" that did not meet the requirements for a scientific research permit. *See* 16 U.S.C. § 1374(c)(2)(B)(i)(II).

7 Similarly, SeaWorld also would be forbidden from exporting the orcas to any "seaside sanctuary" that did not meet the comparable requirements for a scientific research permit. *See* 16 U.S.C. § 1374(c)(9).

retiring orcas to "seaside sanctuaries" must be considered a release into the wild subject to the MMPA's "take" prohibition and its permitting requirements and other restrictions.

Nonetheless, even assuming *arguendo* that there is merit to any such contrary contention, any "seaside sanctuaries" still would need to comply with provisions of the Animal Welfare Act ("AWA") and the regulations promulgated by the Animal Plant Health Inspection Service ("APHIS") thereunder, which govern the humane treatment of marine mammals under human care outside of the wild. *See generally* 9 C.F.R. Subpart E ("Specifications for the Humane Handling, Care, Treatment, and Transportation of Marine").

These include, but are not necessarily limited to the following:

- **Facilities, construction requirements – 9 C.F.R. 3.101(a)(1)** – ". . . Lagoon and similar natural seawater facilities must maintain effective barrier fences extending above the high tide water level, or other appropriate measures . . ." Here, assuming that a "seaside sanctuary" qualifies as a "lagoon" or a "similar natural seawater facility," [8] it is Dr. Dold's opinion upon which we rely, that such a "seaside sanctuary" unlikely will be able to restrict the entrance of unwanted animals or extend at all times above the high tide.

- **Facilities, water and power supply – 9 C.F.R. 3.101(b)** – "Contingency plans must include, but not be limited to, specific animal evacuation plans in the event of a disaster . . ." Depending on the size, depth and location of the seaside sanctuary, it would be difficult – if not impossible – according to Dr. Dold to quickly and efficiently evacuate orcas in the case of a disaster to a suitable new location.

- **Water quality - 9 C.F.R. 3.106(a)** – "The primary enclosure shall not contain water which could be detrimental to the health of the marine mammal contained therein." Per Dr. Dold, man-made and other environmental threats – such as pollution, oil spills or harmful algal blooms and biotoxins – can significantly influence water quality and affect a marine mammal's health.

- **Sanitation, housekeeping – 9 C.F.R. 3.107(c)** – "Primary enclosures housing marine mammals must not have any loose objects or sharp projections and/or edges which may cause injury or trauma to the marine mammals contained therein." Given the threat of man-made pollution, it is Dr. Dold's opinion that it would be difficult – if not impossible – for attending veterinarians to prevent any and all loose

[8] A lagoon is: "A shallow body of salt water close to the sea but separated from it by a narrow strip of land, such as a barrier island, or by a coral reef. A shallow pond or lake close to a larger lake or river but separated from it by a barrier such as a levee." *See http://www.dictionary.com/browse/lagoon.*

objects containing sharp projections from entering the seaside sanctuary.

- **Separation – 9 C.F.R. 3.109** – "[M]arine mammals that are not compatible must not be housed in the same enclosure. Marine mammals must not be housed near other animals that cause them unreasonable stress or discomfort or interfere with their good health." Because the orcas are not exposed to other "wild" animals, Dr. Dold believes that it is unknown if unrestricted or uncontrolled interaction with other animals that manage to swim into the seaside sanctuary would lead to "unreasonable stress or discomfort or interfere with the [marine mammals'] good health."

PETA's Proposal does not even address compliance with the APHIS regulations, the violations thereof can be criminal under the AWA. *See* 7 U.S.C. § 2149(d). In the end, however, regardless of Dr. Dold's opinions that "seaside sanctuaries" likely could never comply with the above regulations, until any such sanctuary is actually built and demonstrates requisite compliance, it would be illegal to allow orcas to be housed in any facility that does not meet applicable APHIS standards. *See id. See also* 18 U.S.C. § 2 (aiding and abetting statute) and *US v. Gibert,* 677 F. 3d 613, 616 n.1 (4th Cir. 2012) (indictment charged defendant with aiding and abetting an AWA violation).

C. Legal Analysis Relating To Other Laws

We note that whatever "seaside sanctuaries" are deemed to be, and no matter who PETA intends to build and maintain the seaside sanctuaries, there are additional laws that would need to be complied with before they could be built. Additional likely permits and regulatory approvals that would need to be obtained include, at a minimum, the following:

-- **Section 10 Rivers and Harbors Act permit from the U.S. Army Corps of Engineers:** Essentially, a Section 10 permit is required before a wharf, pier or any other structure may be built in any waters of the United States.[9] In a public presentation by Dr. Ingrid Visser – an animal rights activist who has acted as a PETA expert in the *Miami Seaquarium* case discussed above – regarding a hypothetical "Cetacean Sanctuary" [*see generally https://www.youtube.com/watch?v=t6wHrZXyrOg*], she proposes an underwater viewing tunnel for guests, as well as various gates in the water for multiple animals in the sanctuary to pass through between different pens. Moreover, the artist's rendition of this theoretical sanctuary depicts at least one pier that would be constructed as part of the sanctuary. [*Id.*] Construction of the pier, underground tunnel and gates will require issuance of a Section 10 permit. Of course, neither SeaWorld nor PETA has control over the grant or denial of a Section 10 permit, and neither party can ensure its issuance, regardless of whether PETA's Proposal is interpreted to

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9 *See generally* 33 U.S.C. § 403. For an overview of Section 10 permitting, *see www.in.gov/indot/files/24_army.pdf.*

mean that SeaWorld, PETA or a third party is supposed to build the seaside sanctuaries. Moreover, SeaWorld has no control over PETA or any other party to compel them even to apply for such a permit.

-- **Section 404 of the Clean Water Act ("CWA") permit from the Environmental Protection Agency:** Generally speaking, Section 404 requires a permit before "fill material" may be "discharged" into waters of the United States.[10] Examples of such "fill material" include, but are not limited to "materials used to create any structure or infrastructure in the waters of the United States."[11] The "discharge of fill material" includes: "Placement of fill that is necessary for the construction of any structure or infrastructure in a water of the United States."[12]

Under these definitions, the construction of anything that will go into the building of "seaside sanctuaries" in U.S. waters will require a person to obtain a Section 404 permit – an outcome that neither SeaWorld nor PETA can assure regardless of whether PETA's Proposal is interpreted to mean that SeaWorld, PETA or a third party is supposed to build the seaside sanctuaries. And, as above regarding a Section 10 permit, SeaWorld has no control over PETA or any other party to compel them even to apply for a Section 404 permit.

-- **Other regulatory actions and approvals that likely will be required:** Other likely regulatory steps and approvals that would be necessary before any "seaside sanctuaries" could be built include, but are not limited to:

- preparation and review of an Environmental Impact Statement ("EIS") under the National Environmental Policy Act ("NEPA");
- a National Pollutant Discharge Elimination System ("NPDES") permit;
- and various state permits and reviews.

Like the above Section 10 and Section 404 permits, and indeed like the requisite MMPA permits discussed in Section II.A, none of these permits or reviews are within the control of anyone but the government; similarly, SeaWorld has no control over third parties to compel them to take these necessary regulatory steps in order to construct "seaside sanctuaries." Finally, if the sanctuaries were to be built outside the United States, foreign governmental and agency approvals likely would be needed; the process to file for or obtain these approvals also are outside SeaWorld's control.

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10 *See generally* 33 U.S.C. § 1344.

11 33 C.F.R. 323.2(e)(2).

12 33 C.F.R. 323.2(f).

III. CONCLUSION

As discussed above, it is our opinion that implementation of PETA's Proposal, as currently stated and without more detail or elaboration, would lead the Company to contravene, or potentially contravene, various federal statutes and/or regulations.

* * * *

The foregoing opinion is limited to the specific U.S. laws and regulations discussed herein. We have not reviewed, nor are our opinions in any way predicated on an examination of any other laws, and we expressly disclaim responsibility for advising you as to the effect, if any, that any other laws, including any specific state or foreign laws, may have on the opinions set forth herein.

The opinion expressed herein (a) is limited to matters expressly stated herein, and no other opinions may be implied or inferred, including that we have performed any actions in order to provide the legal opinions and statements contained herein other than as expressly set forth, and (b) is as of the date hereof (except as otherwise noted above). We disclaim any undertaking or obligation to update this opinion for events and circumstances occurring after the date hereof or as to facts relating to prior events that are subsequently brought to our attention.

The opinion expressed herein is not a guaranty as to what a particular regulating agency or a court would hold, or how regulators or the courts may enforce or decline to enforce any laws or regulations, but is an opinion as to the decision either or both would render based on the law, facts and assumptions presented above.

This opinion letter is being rendered only to the Company and is solely for the Company's benefit in connection with PETA's Proposal. This opinion letter may not be used or relied on for any other purpose or by any other person or entity, other than Simpson Thacher & Bartlett LLP only in connection with PETA's Proposal, without our prior written consent.

The Company may refer to and produce a copy of this opinion letter in connection with the review of PETA's Proposal by a regulatory agency having supervisory authority over the Company, in connection with the assertion of a claim or defense as to which this opinion letter is relevant and necessary and in response to a court order.

Sincerely,

Kelley Drye & Warren LLP

Kelley Drye & Warren LLP

EXHIBIT A

PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

Info@peta.org
PETA.org

December 19, 2016

G. Anthony Taylor
Corporate Secretary
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

VIA UPS NEXT DAY AIR SAVER AND E-MAIL

Dear Mr. Taylor:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2017 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, RBC Wealth Management, confirming ownership of 209 shares of SeaWorld Entertainment, Inc. common stock, most of which were acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2017 shareholders meeting.

Please communicate with PETA's authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 2154 W. Sunset Blvd., Los Angeles, CA 90026, by telephone at (323) 210-2266, or by e-mail at JaredG@PetaF.org. If SeaWorld Entertainment, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise Mr. Goodman within 14 days of your receipt of this proposal.

Sincerely,

Sara Britt

Sara Britt, Corporate Liaison
PETA Corporate Affairs

Enclosures: 2017 Shareholder Resolution
RBC Wealth Management letter

Affiliates
- PETA India
- PETA Australia
- PETA Germany
- PETA Asia-Pacific
- PETA Netherlands
- PETA Foundation (U.K.)

RBC Wealth Management

25 Hanover Road
Florham Park, NJ 07932-1424

Phone: 973-822-2500
Toll Free: 800-322-3240
Fax: 973-966-0309

December 19, 2016

G. Anthony Taylor
Corporate Secretary
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

Re: Verification of Shareholder Ownership in SeaWorld Entertainment, Inc.

Dear Mr. Taylor:

This letter verifies that People for the Ethical Treatment of Animals is the beneficial owner of 209 shares of SeaWorld Entertainment, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of SeaWorld Entertainment, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (973) 410-3563.

Sincerely,

Diana Baroni

Diana Baroni
Assistant to Joshua Levine
Senior Vice President – Financial Advisor
RBC Wealth Management

Replacing Animal Exploitation With Virtual Reality

RESOLVED: That in order to combat the ongoing decline in SeaWorld's value and public image—as evidenced by a steady drop in attendance, profits, and stock value for more than three years, as well as hundreds of employee layoffs; the passing of legislation in California banning captive-orca breeding; and SeaWorld's failed attempts to counteract consumers' opposition to captivity—shareholders urge the board to retire the current resident orcas to seaside sanctuaries and replace the captive-orca exhibits with innovative virtual and augmented reality or other types of non-animal experiences.

Supporting Statement

Public awareness of the ethical issues and physical and psychological implications of keeping animals in captivity has soared in recent years. As people become increasingly outraged and disgusted by SeaWorld's confinement of highly intelligent, far-ranging, emotionally complex animals to barren concrete tanks—depriving them of a natural life and even basic physical and psychological well-being—our company has lost visitors, its stock value has plummeted, and the brand has fallen out of public favor. Public relations efforts—including ending our company's sordid orca-breeding program following the California Coastal Commission's 2015 ruling that our company could not build new orca tanks in San Diego unless it ended breeding there—have failed to change the minds of consumers, including former SeaWorld visitors who now vehemently oppose captivity.

Our company also continues to face opposition from legislators. In September, California Gov. Jerry Brown signed the Orca Protection Act, making it illegal to breed orcas and limiting their use in captivity. At the federal level, legislation was introduced that would effectively phase out the public display of captive orcas altogether. These bills reflect the public's strong opposition to orca captivity and its devastating consequences, including physical trauma and mental anguish, as evidenced by their fractured and worn-down teeth from gnawing on the steel gates and concrete walls of the tanks, their listlessness, their aggression toward trainers and other orcas, the necessity of administering anti-anxiety drugs in order to offset distress, and dozens of premature deaths from captivity-related causes, including encephalitis, a fractured skull, and the West Nile virus.

Our company must replace captive-orca displays with innovative exhibits that do not rely on cruelty. While SeaWorld has already begun to add virtual reality components to existing attractions, the only way to regain the trust of disillusioned visitors and to rebuild SeaWorld's tarnished brand is to retire the current resident orcas to seaside sanctuaries—which could, indeed, be open to the public—and replace live-orca exhibits with augmented or virtual reality displays or other attractions. These creative, innovative experiences would allow visitors to learn about marine life without contributing to animal suffering and align with our company's stated goal of being seen not as an animal entertainment company but as "an entertaining place that has a purpose and vision to help animals in the wild." We urge shareholders to support this ethically responsible resolution.

EXHIBIT B

Legal Opinion Back-up Certificate

This legal opinion back-up certificate ("Certificate") is furnished to Kelley Drye & Warren LLP ("Counsel") in connection with the delivery by Counsel of the legal opinion, dated February 7, 2017 (the "Opinion"), in connection with PETA's shareholder proposal to SeaWorld Parks & Entertainment, Inc. ("SeaWorld" or the "Company") dated December 19, 2016 ("PETA's Proposal"). PETA's Proposal was submitted to SeaWorld for inclusion in the Company's proxy materials for the Company's 2017 annual meeting.

The undersigned, Christopher Dold, SeaWorld's Chief Zoological Officer, hereby authorizes Counsel to rely upon the information contained herein in delivering the Opinion.

I, Christopher Dold, hereby certify that I am the Company's Chief Zoological Officer, and that I am the highest-ranking officer of the Company with zoological responsibility for the health, care and welfare of SeaWorld's orcas. In such capacity, I hereby certify that I am familiar with the facts herein certified, am duly authorized to certify the same and do hereby further certify, to the best of my knowledge after duly inquiring, as follows:

1. I have read PETA's Proposal.

2. I have personal knowledge of the animal health, care and welfare of the Company's orcas, as well as of the provisions of the Animal Welfare Act ("AWA") and the regulations promulgated by the Animal Plant Health Inspection Service ("APHIS"), which I discuss below. I have made all investigations and inquiries as I considered necessary to give this Certificate and to ensure that the information confirmed herein is correct and accurate to the best of my knowledge and belief.

3. I hold a Doctor of Veterinary Medicine ("DVM") degree and serve as a member of the American Veterinary Medical Association, International Association for Aquatic Animal Medicine, and the American Association of Zoo Veterinarians. Prior to my appointment as Chief Zoological Officer of the Company in April 2016, I worked as the Company's Vice President of Veterinary Services from 2008 to 2016 and previously held the title of senior veterinarian at SeaWorld Orlando from 2005 to 2008. In addition, I did post-doctoral veterinary work with the National Resource Council in the Navy's SPAWAR (Space and Naval Warfare Systems Command) organization in 2004-2005. I also have worked with marine mammals in the wild and still do.

4. I understand that Counsel is relying upon this Certificate in rendering its Opinion in connection with PETA's Proposal.

5. Approximately 80 percent of the Company's orcas were born in a zoological setting, which means that they have never experienced the wild at all. The other 20 percent have been in a zoological setting for nearly their entire lives. I am not aware of any "sea pen" or "seaside sanctuary" that has housed multiple orcas born and raised in a zoo. Indeed, I am not aware of the existence of any actual historic or current examples of "seaside sanctuaries" and I cannot state with any precision what PETA's Proposal actually means by the term "seaside sanctuaries" other than presumably such "seaside sanctuaries" would be located in the wild in natural waters of the sea in some unspecified location(s). That being the case, it is my opinion that the release of the Company's orcas into undefined, unknown "seaside sanctuaries" located in the wild would likely be injurious to them and has the potential to gravely threaten their lives.

6. Marine mammals born and/or raised in a zoological setting, such as the Company's orcas, have not been exposed to potentially contagious diseases and pathogens found in the ocean or in wild animal populations. The release of the Company's orcas to a "seaside sanctuary" located in the wild would expose the orcas to these contagious diseases and pathogens, which could jeopardize their health and increase the likelihood of morbidity and mortality.

7. Any marine mammals born and/or raised in a zoological setting, such as the Company's orcas, have not been exposed to anthropogenic threats that affect oceans and sea quality, such as, shipping noise, industrial pollution, oil spills and contaminated fresh water runoff after rainstorms. A marine mammal kept in a "seaside sanctuary" located in the wild could also swallow foreign objects such as trash and rocks, which would be difficult to keep out of a "seaside sanctuary."

8. Releasing marine mammals such as the Company's orcas that were raised by humans in zoological settings has the potential to hurt both the released animals and the wild marine mammals they encounter in a "seaside sanctuary" located in the wild. That could lead to disease transmission and unrestricted interaction between the released animals and wild marine mammal stocks. Further, both the social behavior of the wild animals and the social integration of the released animals could be adversely affected.

9. Marine mammals housed in a zoological setting for a long time (decades) that were released into the wild in the past have not survived for very long. A prominent example is the orca, Keiko, which died of pneumonia several years after its release.

10. The APHIS regulations state that lagoons and similar natural seawater facilities must maintain effective barrier fences extending above the high tide water level or other appropriate measures. (9 C.F.R. 3.101(a)(1)). In my opinion, a "seaside sanctuary" that would be located in a lagoon or similar natural seawater facilities unlikely will be able to restrict the entrance of unwanted animals or extend at all times above high tide.

11. The APHIS regulations state that contingency plans must include specific animal evacuation plans in the event of a disaster. (9 C.F.R. 3.101(b)). It would be difficult, if not impossible, to quickly and efficiently evacuate orcas in the case of a disaster to a suitable new location, depending on the size, depth and location of the proposed "seaside sanctuary."

12. The APHIS regulations state that the primary enclosure shall not contain water which could be detrimental to the health of the marine mammal contained within the enclosure. (9 C.F.R. 3.106(a)). Man-made and other environmental threats – such as pollution, oil spills or harmful algal blooms and biotoxins that an orca potentially could encounter in a "seaside sanctuary" – can significantly influence water quality and affect a marine mammal's health.

13. The APHIS regulations state that the primary enclosure housing the marine mammal shall not have any loose objects or sharp projections and/or edges which may cause injury or trauma to the marine mammal inside the enclosure. (9 C.F.R. 3.107(c)). It would be difficult – if not impossible – for attending veterinarians to prevent any and all loose objects containing sharp projections from entering the seaside sanctuary, given the threat of man-made pollution.

14. The APHIS regulations state that marine mammals that are not compatible must not be housed in the same enclosure, and that marine mammals must not be housed near other animals that could cause them unreasonable stress or discomfort or interfere with their good health. (9 C.F.R. 3.109). It is unknown if unrestricted or uncontrolled interaction with other animals that manage to swim into the seaside sanctuary would lead to "unreasonable stress or discomfort or interfere with the [marine mammals'] good health" because the Company's orcas have not been exposed to other "wild" animals.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of this 7th day of February, 2017.

Christopher Dold
Chief Zoological Officer, SeaWorld